U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                                 FORM 10-SB


             GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
            OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file no.
                   -----------

                           REDMOND CAPITAL CORP.
                           ---------------------
              (Name of Small Business Issuer in Its Charter)

        Florida                                                 N/A
-----------------------------------        ------------------------------------
(State or other jurisdiction               (I.R.S. Employer Identification No.)
of incorporation or organization)

    1255 West Pender Street
  Vancouver, British Columbia,                                 V6E 2V1
         Canada
-----------------------------------        ------------------------------------
(Address of principal executive                               (Zip Code)
          offices)

Issuer's telephone number: (604) 638-1636

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                              Name of each exchange of
                                                        which registered
          None
-----------------------------------        ------------------------------------

-----------------------------------        ------------------------------------



Securities to be registered pursuant to Section 12(g) of the Act.

                      Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                                  (Title of Class)

                                   TABLE OF CONTENTS

Item                                                                       Page
                                         PART I

Item 1   Description of Business                                              1
Item 2   Management's Discussion and Analysis or Plan of Operation            3
Item 3   Description of Property                                              4
Item 4   Security Ownership of Certain Beneficial Owners and Management       5
Item 5   Directors, Executive Officers, Promoters and Control Persons         6
Item 6   Executive Compensation                                               7
Item 7   Certain Relationships and Related Transactions                       9
Item 8   Description of Securities                                            9

                                        PART II

Item 1   Market Price of Registrant's Common Equity and Other
         Shareholder Matters                                                 11
Item 2   Legal Proceedings                                                   12
Item 3   Changes in and Disagreements With Accountants                       12
Item 4   Recent Sales of Unregistered Securities                             13
Item 5   Indemnification of Directors and Officers                           14

                                       PART F/S

Financial Statements                                                         16

                                       PART III

Item 1   Index to Exhibits                                                   38

Signature Page                                                               38


                         DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference: None

Item 1.   Description of Business.

Historical Overview of the Company

Redmond Capital Corp. (the "Company") was incorporated on September 12, 1996 under the name "Minex Minerals, Inc." under the laws of the State of Florida, U.S.A. On February 3, 1999, the Company filed Articles of Amendment effecting the change of the Company's name to Redmond Capital Corp. The Company's executive office is located at 1255 West Pender Street, Vancouver, British Columbia, Canada.

The Company was formerly quoted on the NASD OTC Bulletin Board under the symbol "REDM". The Company is currently quoted on the National Quotation Bureau Inc.'s "Pink Sheets" under the symbol "REDME".

The Company was originally organized to pursue opportunities in the exploration and exploitation of hydrocarbons in North and South America. On July 4, 1997, the Company, through its subsidiary Minex S.A., acquired a concession permit for the exploration and exploitation of hydrocarbons on four properties in the Gulf of San Jorge, Province of Chubut, Argentina. On September 15, 1997, the
Company, through Minex S.A., purchased concession permits for three additional properties located in the Gulf of San Jorge. During 1998, the Company determined that both permits were of limited potential and entered into agreements to sell the majority of their interests in both permits. Currently, the Company retains a 5% interest in one concession. The Company is no longer actively pursuing opportunities in the oil and gas sector and its subsidiary Minex S.A. no longer has any operations.

In light of the Company's change of direction, in February of 1999, the Company changed its name to Redmond Capital Corp. Since then, the Company has focused on acquiring start-up businesses that offer substantial growth opportunities to the Company and its shareholders. As a result of this change in focus, by agreement dated July 1, 1999, the Company acquired 100% of the outstanding shares of Sirius Animation Inc. ("Sirius"), a company incorporated under the laws of the Province of British Columbia, Canada on October 22, 1998. The Company paid a total purchase price of $400,000 for Sirius satisfied through the issuance of the 186,048 common shares of the Company's stock to the former Sirius shareholders. Sirius is a 3-D animation company developing a multi-part, animated television series entitled "The Elf King". Sirius expects to finish the first episode of the series in August of 2000. On April 26, 2000 signed a worldwide distribution agreement (excluding Canada) with Bruder Releasing Inc. of Santa Monica, California for the marketing and promotion of The Elf King series.

On July 22, 1999, the Company incorporated a company, Moxy Resources, Inc. ("Moxy"), under the laws of the State of Nevada. At the time, it was management's intention to spin-off any remaining interests held by Minex S.A. to the Company's shareholders through Moxy. As of July 17, 2000, Moxy has yet to be fully organized and has carried on no business. Present management does not intend to proceed with a spin-off due to the limited potential of the remaining assets of Minex S.A.

On September 9, 1999, the Company entered into an agreement to acquire 35% of the shares of RedCell Canada Inc. ("RedCell"), a battery packager and wholesaler, incorporated on June 15, 1998 under the laws of the Province of Alberta, Canada. On October 8, 1999, the Company's board of directors approved a new agreement for the acquisition of 56.31% of the shares of RedCell. Under the terms of the October agreement, the Company would issue 30,000 shares in the common stock of the Company for every one percent holding in RedCell. Pursuant to the agreement, 2,197,045 common shares of the Company were placed in trust with the Company's attorney. The October 8, 1999 agreement was superseded by a February 7, 2000 agreement whereby the Company agreed to acquire 100% of the outstanding shares of RedCell on the same terms as the October 8, 1999 agreement. Additionally, certain loans due to RedCell shareholders in the amount of $4,153,954 would be cancelled by the issuance of 923,101 warrants allowing the holder to purchase one common share of the Company's stock for $4.50. The acquisition of RedCell as contemplated by the February 7, 2000 agreement has yet to close as a condition of closing requires that the Company be a reporting issuer. As of July 17, 2000, the Company had not yet become a reporting issuer.

As of July 17, 2000, the Company has 21 full-time employee located at the Company's headquarters in Vancouver, British Columbia. Four employees are corporate staff directly employed by the Company. Another 17 employees are animators and associated staff working for the Company's subsidiary Sirius.

Sirius Animation

Sirius has only one product at the present time - The Elf King series. Sirius is currently finishing off the first episode of the series. Completion of episode one is scheduled for August 2000. This 30 minute animated television show features high-definition three-dimensional animation and a storyline based on a Brother's Grimm fairytale. The creative inspiration behind Sirius is Ross Belyea, who developed the original concept and script and was a founder of Sirius in 1998. The Company has already signed an exclusive worldwide distribution agreement (the agreement includes all territories except Canada) with Bruder Releasing Inc. of Santa Monica, California. Upon completion of the first episode, the Company, through its distributor, intends to market and pre-sell the entire 13 episode series. Currently, the potential customers for the show include the major American television networks (Disney, Fox, NBC and CBS) as well as foreign broadcasters in Europe and Asia. Generally, series are sold on a geographic basis with the United States market representing the greatest financial opportunity.

The only intellectual property owned by the Company is the script to the first episode developed by Mr. Belyea which was acquired by Sirius in 1998. The transfer of the right to the first script also provides Mr. Belyea the right of first refusal to produce, write and direct and manage the preproduction, production and post-production of any and all existing or planned productions with respect to any work based on The Elf King series or a Brother's Grimm anthology by the Company.

Competitive Business Conditions

The animation and film business is highly competitive. The marketplace is composed of several large studios including Disney, Pixar, Dreamworks, and Cinar, as well as smaller independent studios similar to Sirius. Given the relative size of Sirius to the major players, the Company is a minor player that is limited in its ability to recruit and retain staff. Currently the demand for animators exceeds supply and there is good mobility of workers. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable. Additionally, the Company is disadvantaged by the fact that it only has one property under development. Should the first episode of The Elf King be difficult to sell, it is unlikely the Company will be able to find additional funding to continue operations. Finally, given the rapid technological advances in computer animation and the long lead times to completion of a project, Sirius faces the risk that by the time The Elf King series is ready for pre-sale its animation will be viewed as obsolete.

Government Approval

Currently, Sirius' products are not subject to any government approval or regulation except for the classification of its films regarding their suitability for viewing by different age groups. Management expects that The Elf King series will be classified as being suitable for viewing by all ages.

Effects of Existing or Probable Government Regulations

There are no existing or probable government regulations that materially affect Sirius' business. Currently, however, there are government grants and taxation considerations that favour cinematic productions that are classified as Canadian. Currently, due to Sirius' ownership by an American company, Sirius does not qualify for such grants or preferential tax treatment.

Research and Development Activities

Since its inception in 1998, Sirius has expended no resources on research and development.

Item 2.   Management's Discussion and Analysis or Plan of Operation

The following sets out the Company's plans for the year 2000:

  - Market the completed first episode of The Elf King series and secure additional financing for the completion of the remaining 12 episodes by Sirius;
  - Close the acquisition of RedCell as contemplated by the February 7, 2000 agreement; and
  -   The Company has no plans for either Minex S.A. or Moxy.


The Company expects to use episode one of The Elf King series to generate sufficient advances in order to allow the financing of the completion of the other 12 episodes without the use of outside financing sources. Given the Company's current financial situation, without significant revenues in the near future, the Company will only be able to satisfy its cash requirements for the next three months. After such time, the Company will have to raise substantial additional funds through either debt or equity financing in order to continue operation over the next twelve months. At the current time, management does not know of any probable sources of this funding. The Company's cash requirements will increase substantially when its acquisition of RedCell is complete.

The Company does not expect to have any significant purchases or sales of plant and/or equipment in the next twelve months. The Company does not intend to expend any resources on research and development during the next twelve months. The Company does however anticipate hiring of an additional 5 to 10 new employees when the acquisition of RedCell closes.

Item 3.   Description of Property

Business Offices

The Company's principal business office is located at 1255 West Pender Street, Vancouver, British Columbia. Pursuant to an annual lease entered into on December 15, 1999, the Company leases approximately 3,700 square feet of office space at a cost of approximately $9,000 ($13,300 Canadian dollars) per month. The lease is cancelable by the lessor upon receipt of three months written notice. The space is used by the corporate management and for computer animation.

Interests In Real Estate

On July 4, 1997, the Company completed the purchase of a concession permit for the exploitation, complementary exploration, and development of hydrocarbons on lands known as Mina del Carmen, Territorio del Chubut, Colonia Escalante, Distrito Minera De Comodoro Rivadavia, Catco Exp. 0 - 1828 - 21, Superficie 1998 has, located in the Gulf of San Jorge, Province of Chubut, Argentina. The lands consist of 4 separate oil and gas concessions totalling 100 sq. km. and are known as Mina Maria Ines, Mina Catalina, Mina Carmen Dos, and Mina Marcelina. The purchase price was $100,000 with $50,000 due and payable on December 31, 1999. A second payment of $50,000 was due and payable on December 31, 1998. At December 31, 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $75,000. During 1999, the Company received $25,000 for the sale of these concessions.

On September 15, 1997, the Company purchased of a concession permit for the exploitation, complementary exploration, and development of hydrocarbons on lands known as Canadon Pilar, Pico Salamanca and Mina Satamanca, all located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $608,000, consisting of cash in the amount of $400,000 and the issuance of 260,000 shares of the Company's common stock at $0.80 per share, or $208,000.
By the terms of the contract, $100,000 was due and payable on December 31, 1999. Another payment of $100,000 was due on December 31, 1998. During 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $339,267. During 1998, the Company received $150,000 for the partial sale of the concessions. During 1999 the Company received $200,000 for the sale of these concessions.

At the current time, the Company has no other investments or interests in real estate, real estate mortgages, securities of or interests in persons primarily engaged in real estate activities.

Intellectual Property

Pursuant to an agreement dated August 30, 1998 between A. Ross Belyea and Sirius Animation Inc., the Company owns all the rights in regard to the exploitation and ownership to the screenplay titled "The Elves & The Shoemaker", the first in a multi-series three dimensional animated television program. The screenplay was transferred to the Sirius Animation Inc. at Mr. Belyea's historical cost of zero.

The Company has no other interests in property except as disclosed as above.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

As of July 17, 2000, the were no shareholders known to the Company to be the beneficial owner of more than five percent of any class of the Company's shares.

Security Ownership of Management

The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of July 17, 2000.

Name and Address      Total Amount of      Common      Stock        Percent
Of Beneficial            Beneficial        Stock      Options       of Class1
--------------------------------------------------------------------------------
Clifford Wilkins                0              0           0               *
10 Kestral Close
Ewshot, Farnham
Surrey, UK

Byron P. Loewen                 0              0           0               *
1004-1708 Dolphin Avenue,
Kelowna, BC
Canada

John Lagadin               50,000         50,000           0               *
Suite 750,
715-5th Avenue SW,
Calgary, AB
Canada

Richard Smith                   0              0           0               *
Henville Building
Main Street, Charlestown,
Nevis, West Indies

Maurice Minivielle              0              0           0               *
59 Edcath Road NW,
Calgary, AB
Canada

Rod Reum                    7,000          7,000           0               *
P.O. Box 10
140 Arlayne Road
Kaleden, BC
Canada

All officers and directors (as a group of six persons)                     *

Notes:
1 As of July 17, 2000 there were 16,857,567 common shares of the Company's stock issued and outstanding.

*   Indicates less than 1% Ownership.


Item 5.   Directors, Executive Officers, Promoters and Control Persons

The following table identifies the Company's directors and executive officers and certain other key employees as of July 17, 2000. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. The date of the Company's 1999 Annual General Meeting of Stockholders has not yet been set.

Name                    Position Held                   Term as Director Expires
----                    -------------                   ------------------------
Clifford Wilkins        Chairman                                    2000
Byron P. Loewen         C.E.O./Director/Secretary                   2000
Richard Smith           Director
John Lagadin            Director                                    2000
Maurice Minvielle       Executive Vice-President                    2000
Rod Reum                Chief Financial Officer
A. Ross Belyea          Key Employee/President -
                        Sirius Animation

Clifford Wilkins has been Chairman of the Company's Board of Directors since February 8, 2000. Mr. Wilkins, a British citizen, has over 35 years' experience in commercial and international banking. Since 1996, Mr. Wilkins has been the Managing Director of the First Nevisian Group, of the West Indies.

Byron P. Loewen has been the Secretary and Director of the Company since February 10, 2000. Mr. Loewen was appointed to the position of Chief Executive Officer of the Company on May 23, 2000. For the past five years Mr. Loewen has been the President and Director of Autumn Industries Inc. a public company listed on the Canadian Venture Exchange. Based in Kelowna, British Columbia, Autumn Industries Inc. builds and operates small-scale electrical generating facilities using flare gas and biomass fuels.

Richard Smith has been a Director of the Company since February 10, 2000. Mr. Smith, a British citizen, is a member of the Securities Institute of London, England and a member of the London Stock Exchange since 1976. Since 1995, Mr. Smith has been a partner of First Nevisian Stockbrokers Ltd., a full-service brokerage firm based in the West Indies.

John Lagadin has been a Director of the Company since February 10, 2000. Mr. Lagadin has over 30 years' experience in the oil industry. From 1986 to 1996, Mr. Lagadin was the President and CEO of Direct Energy Marketing Limited, the largest independent marketer of natural gas in Canada. Since 1996, Mr. Lagadin has been an independent businessman providing consulting services to the oil sector in Canada and the United States through his company GeoScope Exploration Technologies, Inc. Mr. Lagadin is the President and Director of GeoScope Exploration Technologies, Inc.

Maurice Minvielle has been the Executive Vice-President of the Company since March 27, 2000. From 1996 to 1999 Mr. Minvielle was a Finance Team Leader for Schlumberger Ltd. based in Paris, France. From 1995 to 1996, Mr. Minvielle was the Vice-President of Finance for Intera Information Technologies Ltd. of Lakewood, Colorado. Mr. Minvielle is a Chartered Accountant and holds a Bachelor of Science degree in economics and a Master of Business Administration degree from the University of Western Ontario.

Rod Reum has been the Chief Financial Officer of the Company since June 1, 2000. For the past five years, Mr. Reum has been the co-owner and CEO of Reum Contracting Ltd., a heavy equipment contractor specializing in subdivision development, road construction and pipeline installation. Mr. Reum is also the President of Belt Rebuilders Inc., the only Canadian-based rebuilder of heavy industrial conveyor belting used in the mining, aggregate and forest industries. Mr. Reum has a Bachelor of Commerce degree from the University of Alberta and is a Certified General Accountant.

Ross Belyea has been the President of Sirius Animation since February 10, 2000. Mr. Belyea is a founder of Sirius Animation and the creator of "The Elf King" animated series. Prior to starting Sirius Animation in 1998, Mr. Belyea worked as an animator and special effects supervisor on a number of projects for Vancouver-based Motion Works. Mr. Belyea is a graduate of the British Columbia Institute of Technology with a double diploma in Administrative Management and Computer Systems Management. In addition, in 1995, Mr. Belyea finished Advanced Animation Level III, the highest level of Alias software training.

Mr. Loewen, Mr. Minvielle, Mr. Reum and Mr. Belyea all work for the Company on a fulltime basis. All other directors of the Company work on a part-time, advisory basis for the Company and are not compensated for their work.

Family Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers.

Involvement in Certain Legal Proceedings

None of the officers, directors or key employees has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of any director, officer or key employee of the Company.

Item 6.   Executive Compensation

The following table sets forth compensation paid or accrued by the Company for fiscal 1999 and for the period to the end of fiscal 2000, to the Company's Chief Executive Officer and shows compensation paid to all other officers of the Company. No Directors of the Company receive compensation for their services.

                            Summary Compensation Table

--------------------------------------------------------------------------------
                                             Annual Compensation
--------------------------------------------------------------------------------
Name and                                                 Other Annual     LTIP
Principal    Fiscal Year      Annual Salary     Bonus    Compensation    Payouts
Position        Ended              ($)           ($)          ($)         ($)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Kevan Garner1   12/31/00                0          0            0             0
--------------------------------------------------------------------------------
President       12/31/99                0          0            0             0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Carson Walker2
--------------------------------------------------------------------------------
Secretary/
Treasurer       12/31/00                0          0            0             0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                12/31/99                0          0            0             0
--------------------------------------------------------------------------------
Byron Loewen3   12/31/00                0          0            0             0
--------------------------------------------------------------------------------
CEO/Secretary
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Maurice
Minvielle4      12/31/00          100,000          0            0             0
--------------------------------------------------------------------------------
Executive Vice-
President
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Rod Reum5       12/31/00           68,000          0            0             0
--------------------------------------------------------------------------------
Chief Financial
Officer
--------------------------------------------------------------------------------

Notes:

1 Kevan Garner served as the Company's President from June 9, 1997 to February 8, 2000.

2 Carson Walker served as the Company's Secretary and Treasurer from November 27, 1998 to February 8, 2000.

3 Byron Loewen has served as the Company's Secretary since February 10, 2000 and the Company's CEO since May 27, 2000. Mr. Loewen receives no compensation from the Company for his services.

4 Maurice Minvielle has served as the Company's Executive Vice-President since March 27, 2000. Mr. Minvielle receives annual salary of $100,000.

5 Rod Reum has served as the Company's Chief Financial Officer since June 1, 2000. Mr. Reum receives annual salary of approximately $68,000 ($100,000 Canadian dollars).

Options Outstanding

The Company has had three stock option plans that provide for the granting of stock options to officers and key employees. No shares have been exercised under any of the plans. All three Stock Option Plans expired on December 31, 1999.

Item 7.   Certain Relationships and Related Transactions

On February 7, 2000 the Company entered into an agreement to acquire 100% of the outstanding shares of a private company, RedCell Canada Inc. from RedCell Canada Inc.'s four corporate shareholders. Under the terms of the agreement, the Company agreed to issue common shares in the stock of the Company in the amount of 30,000 common shares of the Company for every one percent of the shares held in RedCell Canada Inc. Additionally, the Company agreed to purchase all outstanding shareholder loans of RedCell Canada Inc. by the issuance of warrants for the purchase of the Company's common stock having an exercise price of $4.50. As of July 17, 2000, the purchase of RedCell Canada Inc. has not closed as it was a term of the agreement that the Company would be a fully reporting issuer.

One of the Company's directors, Mr. John Lagadin, and one of the Company's officer's, Mr. Rod Reum, have a direct interest in the RedCell purchase due to their shareholdings in two of RedCell Canada Inc.'s corporate shareholders. Pursuant to the terms of the February 7, 2000 agreement, Mr. Reum will directly or indirectly receive 63,750 shares of the Company. Mr. Lagadin will receive 111,989 shares of the Company.

On March 31, 2000, the Company entered into a loan agreement with First Nevisian Holdings Ltd. ("First Nevisian") a venture capital firm. The loan provides up to $3,000,000 of financing to the Company for ongoing operations. As additional compensation for the loan, the Company issued a convertible debenture to First Nevisian Holdings Ltd. whereby First Nevisian Holdings Ltd. may, at its sole option, elect to convert any or all amount of principal and interest outstanding on the loan for common shares of the Company at a conversion price of $2.00 up until March 31, 2003. Mr. Clifford Wilkins, the Company's Chairman, is also the Managing Director of the First Nevisian Group, a related party to First Nevisian Holdings Ltd.

There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

Item 8.   Description of Securities.

The Company's articles of incorporation currently provide that the Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share and 1,000,000 preferred stock with a par value of $0.10 per share. As of July 17, 2000, 16,857,567 common shares were outstanding. As of July 17, 2000, no preferred shares were outstanding.

Common Stock

Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund pro-visions applicable to the common stock.

Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Company's directors, and persons owning less than a majority could be foreclosed from electing any.

Preferred Stock

On December 4, 1997, the Company amended its articles of incorporation to increase its authorized capital by 1,000,000 preferred shares at a par value of $0.10 per share. As of July 17, 2000, the Company has issued no preferred shares. The articles and bylaws of the Company do not establish any special restrictions or rights of the preference shares.

Debt Securities

On March 31, 2000, the Company entered into a loan agreement with First Nevisian Holdings Ltd. a venture capital firm. Under the terms of the loan agreement, First Nevisian Holdings Ltd. undertakes to advance up to $3,000,000 with interest accruing annually at a rate of 10% and payable quarterly. As additional consideration for the loan, the Company has issued a convertible debenture allowing First Nevisian Holdings Ltd. to convert the outstanding principal and interest into common shares of the capital stock of the Company at a conversion price of $2.00 per share. Under the terms of the convertible debenture, First Nevisian Holdings Ltd. may convert, at its sole option, any or all of the principal and interest outstanding on the loan up until March 31, 2003.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

Currently, the Company's shares are quoted on the National Quotation Bureau, Inc.'s "Pink Sheets" under the symbol of "REDME". Formerly, the Company's shares were quoted on the NASD OTC Bulletin Board under the symbol "REDM". After meeting its reporting requirements under the Exchange Act of 1934, the Company once again intends to have its shares quoted on the OTC Bulletin Board.

IPO Capital Corp. of Vancouver, British Columbia provided the following price information.

   High and Low Sales (Bid) Prices for each quarter within the last two fiscal years.*1


                                                HIGH                LOW
                                       (Price per Share $)   (Price per Share $)
                 March 1998                  84 3/8                 15 5/9
                  June 1998                  50                     18 3/4
                September 1998               37                      8
                 December 1998               13                        1/2
                 March 1999                   2                        1/4
                  June 1999                   4                      1
                September 1999                1 13/16                 17/32
                 December 1999                1 7/16                   5/16
                 March 2000                   26/32                    5/32
                  June 2000                    0.48                    0.18

* The quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

1 Prices reflect reverse stock split (100:1) that occurred on January 25, 1999.

Holders

The number of record holders of the Company's common stock as of July 17, 2000 is 114.

Dividends

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and development of its business.

Transfer Agent

The Company's transfer agent is Holladay Stock Transfer, Inc. 2939 North 67th Place, Unit C, Scottsdale, Arizona 85251, U.S.A.

Item 2. Legal Proceedings

As of July 17, 2000, the following lawsuits and claims have been made against the Company and/or subsidiaries of the Company:

Northwest Petroleum, Inc. v. Kevan Garner, Michelle Garner, Jack Purdy, Kern Country Oil & Gas Inc., and Redmond Capital Corporation, individually and collectively carrying on business as "Indigo Communications" and "Kern County Oil and Gas" and Redmond Capital Corp."(Supreme Court of British Columbia, Vancouver Registry, action # C996409, commenced December 6, 1999):

Northwest Petroleum, Inc. ("Northwest"), a California corporation, is the holder of certain oil and gas properties in the State of California. In September of 1999, Mr. Kevan Garner and Mr. Jack Purdy signed a letter of intent whereby the defendants would fund the drilling of certain oil properties (the "Chowchilla Property") owned by Northwest. On September 29, 1999, Mr. Purdy delivered a wire transfer to Northwest with the amount of $8,000 representing a first payment toward the drilling of a well on the Chowchilla Property. On October 19, 1999, Northwest and Kern County Oil and Gas Inc. ("Kern") entered into an operating agreement whereby Northwest agreed to drill the Chowchilla Property and Kern agreed to pay $143,000 of the costs of drilling. Concurrent with the signing of the operating agreement, Kern arranged for payment to Northwest of $65,000 toward the drilling. On October 29, 1999, Kern provided a check to Northwest in the amount of $70,000 representing the balance of funds payable under the operating agreement. On November 1, 1999, Northwest commenced drilling the Chowchilla Property. On November 5, 1999, Northwest advised the Mr. Garner and Mr. Purdy that the drilling was complete and that that the well was non-producing. On November 22, 1999, Northwest was advised by its bank Wells Fargo that a stop payment order had been placed on the Kern's check and that it could not be negotiated.

Northwest has alleged that the defendants are partners or members of a joint venture or common enterprise with a view to a profit and has sued on the debt of a note, breach of contract, misrepresentation and inducement of a breach of contract. Northwest is seeking payment of the $70,000, interest on the unpaid $70,000 at the contractual rate of 12% per annum from October 29, 1999 to the date of judgement ($6,006 as of July 17, 2000), its legal costs and unspecified punitive damages.

On January 5, 2000, the defendants collectively filed a statement of defence denying Northwest's allegations in the statement of claim. It is the view of management and the Company's legal counsel that the Company is not a proper party to the lawsuit. At the time the operating agreement with Northwest was entered into, Mr. Garner was a director and president of the Company. Mr. Garner, however, was not acting in his capacity as an officer or director of the Company in regard to Northwest. As such, the Company has not accrued any amount in regard to the action by Northwest.


Item 3.   Changes in and Disagreements with Accountants

From inception to July 17, 2000, the Company's Auditors were Clancy and Co., P.L.L.C. of 1300 E. Missouri, Ste. B-200, Phoenix, Arizona 85014. Such firm's audited financial statements for the period from inception to December 31, 1999, did not contain any adverse opinion or disclaimer, nor were there any disagreements between them and the management of the Company.

Item 4.   Recent Sales of Unregistered Securities

From inception through July 17, 2000, the Company has issued and/or sold the following unregistered securities. Such transactions were exempt from registration by virtue of Rule 504 of Regulation D promulgated under the Securities Act of 1933. Such transactions were also exempt from registration by virtue of the fact that they did not involve a public offering of securities and/or occurred outside of the United States.

Note that the Company effected a reverse stock split of 100:1 on January 25, 1999. Under column "Number of Shares" numbers in brackets indicates the current equivalent number of shares.


         ==================================================================
             Number of Shares       Date of Issue       Price Per Share
         ==================================================================
                 3,000,000         December 1, 1996     Issued for Services
                   (30,000)                             at $.001 per share
         ------------------------------------------------------------------
                   200,000         December 31, 1996    Issued for Cash at
                    (2,000)                              $0.25
         ------------------------------------------------------------------
                 6,600,000         May 1997             Issued for Services
                   (66,000)                             at $0.05 per share
         ------------------------------------------------------------------
                   800,000         August 1997          Issued for Cash at
                    (8,000)                             $0.40 per share
         ------------------------------------------------------------------
                   550,000         August 1997          Issued for Cash at
                    (5,500)                             $0.60 per share
         ------------------------------------------------------------------
                   260,000         September 19, 1997   Issued for Services
                    (2,600)                             at $0.80 per share
         ------------------------------------------------------------------
                   175,000         May 12, 1998         Issued for Services
                    (1,750)                             at $0.20 per share
         ------------------------------------------------------------------
                 1,395,000         May 12, 1998         Issued to convert
                   (13,950)                             debt to equity at
                                                        $0.20 per share
         ------------------------------------------------------------------
                    70,000         August 19, 1998      Issued for Services
                      (700)                             at $0.50 per share
         ------------------------------------------------------------------
                   493,125         August 24, 1998      Issued to convert
                    (4,931)                             debt to equity at
                                                        $0.20 per share
         ------------------------------------------------------------------

         ------------------------------------------------------------------
                   125,000         January 25, 1999     Issued as deposit on
                                                        contract at $1.00
                                                        per share
         ------------------------------------------------------------------
                 5,000,000         February 17, 1999    Issued for Cash at
                                                        $0.01 per share
         ------------------------------------------------------------------
                   250,000         April 7, 1999        Issued for Cash at
                                                        $0.01 per share
         ------------------------------------------------------------------
                 5,250,000         April 7, 1999        Issued pursuant to
                                                        the conversion of
                                                        warrants exercisable
                                                        at $0.02 per share
         ------------------------------------------------------------------
                   113,000         April 19, 1999       Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                   300,000         April 19, 1999       Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                     5,000         May 10, 1999         Issued for Services
                                                        at $3.00 per share
         ------------------------------------------------------------------
                    21,000         June 14, 1999        Issued for Services
                                                        at $1.00 per share
         ------------------------------------------------------------------
                    50,000         June 28, 1999        Issued for Services
                                                        at $0.67 per share
         ------------------------------------------------------------------
                   186,088         July 1, 1999         Issued in exchange
                                                        for acquisition of
                                                        Sirius Animation Inc.
         ------------------------------------------------------------------
                 2,197,045         November 22, 1999    Issued and placed
                                                        in trust in regard
                                                        to agreement to
                                                        acquire RedCell
                                                        Canada Inc.
         ------------------------------------------------------------------
                 3,250,000         November 30, 1999    Issued as collateral
                                                        on contract with
                                                        Galaxy Motor Sports
                                                        at $1.00 per share
         ------------------------------------------------------------------

Item 5.     Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act allows the Company to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Company's bylaws require that the Company indemnify every person who is or was a director or officer of the Corporation to fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing pro-visions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

Finally, the Company's bylaws authorizes the Company to maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Company would have the legal power to indemnify them directly against such liability. As of July 17, 2000, the Company maintained no such insurance coverage.

                                  PART F/S

The following financial statements are filed with this Form 10-SB:

                                                                        Page No.
                                                                        --------

Accountant's Report                                                           17

Consolidated Financial Statements of Redmond Capital Corp. and Subsidiaries   18

Consolidated Balance Sheet as of December 31, 1999 and December 31, 1998      18

Consolidated Statements of Operations for the Years Ended December 31, 1999,
  1998 and the Period From Inception (September 12, 1996) to December 31,
  1999                                                                        19

Consolidated Statement of Stockholders' Equity for the Period From Inception
  (September 12, 1996) to December 31, 1999                                   20

Consolidated Statement of Cash Flows for the Years Ended December 31, 1999
  and 1998, and for the Period From Inception (September 12, 1996) to
  December 31, 1999                                                           26

Notes to the Consolidated Financial Statements                                28

                             INDEPENDENT AUDITORS' REPORT

Board of Directors
Redmond Capital Corp.
Vancouver, B.C. V6E 2V1

We have audited the accompanying consolidated balance sheet of Redmond Capital Corp. (formerly Minex Minerals, Inc.) (A Development Stage Company), (the Company), as of December 31, 1999 and 1998, and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the years then ended, and for the period from inception (September 12, 1996) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the results of their consolidated operations and their consolidated cash flows for the periods indicated, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. The Company has incurred significant net losses in recent years. The Company is devoting substantially all of its present efforts in establishing a new business and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result form the outcome of this uncertainty.


By: /s/ Clancy and Co., P.L.L.C.
Phoenix, Arizona
April 25, 2000

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 and 1998


ASSETS                                                 1999              1998
                                                       ----              ----
Current Assets
   Cash                                             $       0        $    3,647
   Inventories (Note 3)                               255,627                 0
    Due From Related Parties (Note 6)                       0           128,265
Total Current Assets                                  255,627           131,912
                                                    ----------------------------

Property and Equipment, Net (Note 4)                  115,666             9,337

Other Assets
   Investments - Oil and Gas Properties (Note 6)            0           163,733
                                                    ----------------------------

Total Assets                                        $ 371,293         $ 304,982
                                                    =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Checks Issued in Excess of Cash                  $     829         $       0
   Accounts Payable (Note 5)                          263,610           150,000
   Capital Lease Obligation, Current Portion
     (Note 7)                                          23,924                 0
   Due to Related Parties (Note 6)                    414,939                 0
Total Current Liabilities                             703,302           150,000
                                                    ----------------------------

Long-Term Liabilities
   Capital Lease Obligation, Noncurrent Portion
     (Note 7)                                          53,639                 0
                                                    ----------------------------

Total Liabilities                                     756,941           150,000

Stockholders' Equity
   Common Stock: $0.001 Par Value, 50,000,000
     Authorized, and Outstanding, 11,410,512
     and 135,434, respectively                         11,411               136

   Additional Paid In Capital                       2,690,174         1,688,489
   Loss Accumulated During The Development Stage   (3,025,111)       (1,533,643)
                                                    ----------------------------
Total Stockholders' Equity (A Deficit)               (385,648)          154,982
                                                    ----------------------------

Total Liabilities and Stockholders' Equity          $ 371,293         $ 304,982
                                                    =========         =========


   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE PERIOD
                FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999


                                                                       Inception
                                                                      (September
                                      Year Ended     Year Ended     12, 1996) To
                                      December 31    December 31,   December 31,
                                          1999           1998             1999
                                          ----           ----             ----
Revenues                              $         0    $         0    $         0

Expenses
   General and Administrative          (1,180,594)      (489,064)    (2,347,174)
                                      -----------     ----------     ----------

Operating Loss                         (1,180,594)      (489,064)    (2,347,174)

Other Income (Expense)
   Interest Income                              0              0          2,204
   Write-Off Goodwill of Subsidiary
       Acquired                          (185,874)             0       (185,874)
   Write-Down of Mining Claims (Note 5)         0       (369,267)      (369,267)
   Write-Off of Deposit on Contract
      (Note 4)                           (125,000)             0       (125,000)
                                      -----------     ----------     ----------
Total Other Income (Expense)             (310,874)      (369,267)      (677,937)
                                      -----------     ----------     ----------

Net Loss Available to Common
  Stockholders                        $(1,491,468)   $  (858,331)   $(3,025,111)
                                       ==========     ==========     ==========

Basic Loss Per Common Share               $ (0.17)   $     (6.87)   $     (0.34)
                                       ==========     ==========     ==========

Basic Weighted Average Common Shares
   Outstanding                          8,980,895        124,994      8,980,895
                                       ==========     ==========     ==========



    The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
              CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock For Services
Rendered as of December
1, 1996                                                30,000     $ 30    $   2,970    $                                 $  3,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock For Cash
Through December
31, 1996                                                2,000        2       49,998                                        50,000
----------------------------------------------------------------------------------------------------------------------------------
Loss From Inception
(September 12, 1996)
Through December 31,
1996                                                                                      (2,985)                          (2,985)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1996                             0           0         32,000       32       52,968       (2,985)             0            50,015
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated April 19,
1997, at $0.05 Per Share                               66,000       66      329,934                                       330,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated August 19,
1997, at $0.40 Per Share                               8,000        8        319,992                                      320,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum
Dated August 28,
1997, at $0.60 Per Share                               5,500        6        329,994                                      330,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock
in Exchange for Partial
Payment of Oil and Gas
Properties on September
19, 1997                                               2,500        2        199,998                                      200,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common Stock
for Services Rendered as
Finder's Fee For Oil and
Gas Properties on September
19, 1997                                                 100        0          8,000                                        8,000
----------------------------------------------------------------------------------------------------------------------------------
Fractional Shares
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended December
31, 1997                                                                               (672,327)                         (672,327)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
1997                         0               0     114,100        114      1,240,886   (675,312)           0              565,688
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $0.20
Per Share, May 12,
1998                                               1,750          2         34,998                                         35,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, May 12, 1998                                8,120          8        162,392                                        162,400
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, May 12, 1998                                5,830          6        116,594                                        116,600
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $0.50
Per Share, August 19,
1998                                                 700          1         34,999                                         35,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Per Offering Memorandum,
at $0.05 Per
Share, August 24, 1998                                 4,931          5         98,620                                     98,625
----------------------------------------------------------------------------------------------------------------------------------
Fractional Shares                                          3
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended
December 31, 1998                                                                        (858,331)                       (858,331)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1998                     0               0       135,434        136      1,688,489   (1,533,643)         0            154,982
----------------------------------------------------------------------------------------------------------------------------------

Issuance of Common
Stock as Deposit on
Contract at $1.00
Per Share, January 25,
1999                                                 125,000        125      124,875                                      125,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock Under Private
Placement Memorandum for
Cash at $0.01
Per Share, February
17, 1999                                           5,000,000      5,000       45,000                                       50,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered Under Private
Placement Memorandum at
$0.01 Per Share, April
7, 1999                                              250,000        250      2,250                                          2,500
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Conversion
of Warrants for Services
Rendered Under Private
Placement Memorandum at
$0.02 Per Share, April
7, 1999                                            5,250,000      5,250     99,750                                        105,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00 Per
Share, April 19,
1999                                                 388,000        388    387,612                                        388,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00 Per
Share, May 10, 1999                                    5,000          5     14,995                                         15,000
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Loss
                                                                                      Accumulated     Accumulated
                             Preferred   Preferred    Common    Common   Additional   During the          Other
                               Stock       Stock       Stock     Stock     Paid In    Development     Comprehensive
                              Shares       Amount     Shares     Amount    Capital       Stage         Income/(Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered at $1.00
Per Share, June
14, 1999                                               21,000         21         20,979                                    21,000
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock for Services
Rendered, at $0.67
Per Share, June 18,
1999                                                   50,000         50         33,450                                    33,500
----------------------------------------------------------------------------------------------------------------------------------
Issuance of Common
Stock in Exchange for
100% Acquisition of
Subsidiary, July 1,
1999                                                  186,088        186        272,774                                   272,960
----------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive
Income (Loss):
Translation Adjustments                                                                                       (62,122)    (62,122)
----------------------------------------------------------------------------------------------------------------------------------
Loss, Year Ended
December 31, 1999                                                                       (1,491,468)                    (1,491,468)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December
31, 1999                     0               $ 0   11,410,522     $ 11,411 $2,690,174  $(3,025,111)        $ (62,122)   $(385,648)
----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999
        Inception (September 12, 1996) To December 31, 1999


                                                                       Inception
                                                                      (September
                                      Year Ended     Year Ended     12, 1996) To
                                      December 31    December 31,   December 31,
                                          1999           1998             1999
                                          ----           ----             ----
Cash Flows From Operating
 Activities
   Net Loss                           $(1,491,468)   $ (858,331)    $(3,025,111)
   Common Stock Issued for Services       565,000       164,865       1,062,865
   Common Stock Issued for 100%
     Acquisition of Subsidiary            272,960             0         272,960
   Depreciation and Amortization           16,158         2,352          20,481
   Write-Off of Deposit on Contract       125,000             0         125,000
   Write-Down of Oil and Gas Properties         0       369,267         369,267
   Translation Adjustments                (62,122)            0         (62,122)
   Adjustments to Reconcile Net
    Loss to Net Cash Provided By
    (Used In) Operating Activities
     Changes in Assets and Liabilities
     (Increase) Decrease in Inventories  (255,627)            0        (255,627)
     Increase (Decrease) in Accounts
      Payable                             113,610             0         113,610
   Total Adjustments                      774,979       536,484       1,646,435
                                      -----------------------------------------
Net Cash Provided By (Used In)
  Operating Activities                   (716,489)     (321,847)     (1,378,677)
                                      -----------------------------------------

Cash Flows From Investing Activities
   Acquisition of Property and
    Equipment                             (40,713)       (3,801)        (54,373)
   Proceeds From the Sale of Oil
    and Gas Properties                    163,733       175,000         338,733
   Purchase of Oil and Gas Properties           0             0        (350,000)
Net Cash Flows Provided By (Used In)
   Investing Activities                   123,020       171,199         (65,640)

Cash Flows From Financing Activities
   Checks Issued in Excess of Cash            829          (200)            829
   Principle Payments On Capital
     Lease Obligations                     (4,212)            0          (4,212)
   Proceeds From Sale of Common Stock      50,000        36,202         786,202
   Net Advances From (To) Related Parties   543,205     118,293         661,498
                                      -----------------------------------------
Net Cash Provided By Financing
   Activities                               589,822     154,295       1,444,317
                                      -----------------------------------------


   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                     CONSOLIDATED STATEMENT OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998, AND FOR THE
         PERIOD FROM INCEPTION (SEPTEMBER 12, 1996) TO DECEMBER 31, 1999

                                                                       Inception
                                                                      (September
                                      Year Ended     Year Ended     12, 1996) To
                                      December 31    December 31,   December 31,
                                          1999           1998             1999
                                          ----           ----             ----
Increase (Decrease) in Cash and
  Cash Equivalents                           (3,647)        3,647              0
Cash and Cash Equivalents,
  Beginning of Year                           3,647             0              0
                                      -----------------------------------------
Cash and Cash Equivalents, End of Year  $        0     $   3,647     $         0
                                         =========     =========    =========

Supplemental Information
Cash paid for:
   Interest                             $      331    $        0   $      331
                                         =========     =========    =========
   Income Taxes                         $        0    $    3,647   $        0
                                         =========     =========    =========


Noncash Supplemental Information
Issuance of Common Stock For
  Services Rendered                     $  565,000   $  164,865   $1,062,865
                                         =========     =========    =========
Issuance of Common Stock For
Conversion of Debt                      $       0    $  246,558    $ 246,558
                                         =========     =========    =========
Issuance of Common Stock
in Exchange for Partial
Payment on Oil and Gas
Properties (Services Rendered)          $        0    $        0   $  208,000
                                         =========     =========    =========
Issuance of Common Stock in
Exchange for Partial Payment
on Oil and Gas
Properties (Accounts Payable)           $        0    $        0   $  150,000
                                         =========     =========    =========
Issuance of Common Stock as
a Deposit on Contract                   $  125,000    $        0   $  125,000
                                         =========     =========    =========
Write Down of Oil and
Gas Properties                          $        0    $  369,267   $  369,267
                                         =========     =========    =========
Write Off of Deposit on
Contract                                $  125,000    $        0   $  125,000
                                         =========     =========    =========
Assets Acquired Under Capital
Lease Obligations                       $   81,775    $        0   $   81,775
                                         =========     =========    =========
Common Stock Issued for 100%
Acquisition of Subsidiary               $  272,960    $        0   $  272,960
                                         =========     =========    =========


   The accompanying notes are an integral part of these financial statements.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION
         ------------

Redmond Capital Corp. (formerly Minex Minerals, Inc.) (the Company) was incorporated under the laws of the State of Florida on September 12, 1996, with an authorized capital of 50,000,000 shares of common stock with a par value of $0.001 per share. On December 4, 1997, the Company amended its articles of incorporation to increase its authorized capital by 1,000,000 preferred shares at a par value of $0.10 per share. On January 25, 1999, the Board of Directors approved a reverse split of 100:1. On February 3, 1999, the Company amended its articles of incorporation to change its name to Redmond Capital Corp. All per share and per share information have been adjusted retroactively to reflect stock splits and changes in par value.

On December 1, 1996, the Company issued 3,000,000 (30,000 current equivalent) shares of common stock for services rendered at $0.001, or $3,000.

On December 31, 1996, the Company completed an Offering Memorandum for 200,000 (2,000 current equivalent) shares of common stock for cash at $0.25 per share, or $50,000.

During May 1997, the Company completed an Offering Memorandum for 6,600,000 (66,000 current equivalent) shares of common stock for services at $0.05 per share, or $330,000.

During August 1997, the Company completed an Offering Memorandum for 800,000 (8,000 current equivalent) shares of common stock for cash at $0.40 per share, or $320,000.

During August 1997, the Company completed an Offering Memorandum for 550,000 (5,500 current equivalent) shares of common stock for cash at $0.60 per share, or $330,000.

On September 19, 1997, the Company issued 260,000 (2,600 current equivalent) shares of common stock for services at $0.80 per share, or $208,000.

On May 12, 1998, the Company issued 175,000 (1,750 current equivalent) shares of common stock for services at $0.20 per share, or $35,000.

On May 12, 1998, the Company completed an Offering Memorandum for 1,395,000 (13,950 current equivalent) shares of common stock for the conversion of debt to equity at $0.20 per share, or $279,000.

On August 19, 1998, the Company issued 70,000 (700 current equivalent) shares of common stock for services at $0.50 per share, or $35,000.

         ------------------------

On August 24, 1998, the Company completed an Offering Memorandum for 493,125 (4,931 current equivalent) shares of common stock for the conversion of debt to equity at $0.20 per share, or $98,625.

At December 31, 1998, fractional shares of three (3) resulted from the rollback of 100:1.

On January 25, 1999, the Company issued 125,000 shares of common stock as a deposit on a contract for $1.00 per share, or $125,000. The contract has been canceled and it is uncertain at this time if the shares will be returned.

On February 17, 1999, the Company, through a Private Placement Memorandum, issued 5,000,000 shares of common stock for cash at $0.01 per share, or $50,000.

On April 7, 1999, the Company completed an Private Placement Memorandum and issued 250,000 shares of common stock for services at $0.01 per share, or $2,500, and converted 5,250,000 warrants to common stock at $.02 per share, or $105,000.

On April 19, 1999, the Company issued 113,000 shares of common stock for services at $1.00 per share, or $113,000.

On April 19, 1999, the Company issued 300,000 shares of common stock for services at $1.00 per share, or $300,000.

On May 10, 1999, the Company issued 5,000 shares of common stock for services at $3.00 per share, or $15,000.

On June 14, 1999, the Company issued 21,000 shares of common stock for services at $1.00 per share, or $21,000.

On June 28, 1999, the Company issued 50,000 shares of common stock for services at $0.67 per share, or $33,500.

On July 1, 1999, the Company issued 186,088 shares of common stock in exchange for 100% of the outstanding common stock and certain shareholder loans of Sirius Animation, Inc. The purchase price was $272,960 ($400,000 Canadian dollars) and was paid by the issuance of restricted stock. This company is retained as a subsidiary.

Presently, the Company is an acquisition-seeking company. Until the middle of 1999, the Company's primary focus was on the exploration and development of oil and gas properties. During 1999, the Company abandoned that effort and acquired Sirius Animation, Inc., a company that creates and produces an animated television series called "The Elf King."

The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company's ability to establish itself as a profitable business. The Company's ability to achieve these objectives cannot be determined at this time. It is the Company's belief that it will continue to incur losses for the next 12 months, and as a result, will require additional funds. The additional funding will be accomplished by seeking funds from private or public equity investments to meet such needs. There are no guarantees the Company will be successful in obtaining these funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

Concentration of Credit Risk
The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Minex, S.A. and Sirius Animation, Inc. (Sirius). Intercompany transactions have been eliminated in consolidation.

Purchase Method
Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The Company retains the acquired companies as subsidiaries.

Property and Equipment
Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

Inventories
Inventories consist of theatrical and television product (which include direct production costs, production overhead, and certain exploitation costs) and are stated at the lower of amortized cost or net realizable value. Inventories are amortized on an individual product basis based on the proportion that current gross revenues bear to the estimated remaining total lifetime revenues. Estimates of total lifetime revenues and expenses are periodically reviewed. The costs of feature and television films are classified as current assets to the extent such costs are expected to be recovered through their respective primary markets, with the remainder classified as noncurrent.

Revenue Recognition
Revenue from the distribution of the animated television series is recognized when the license period begins, the film is accepted by the licensee, and the film is available for its first showing or telecast.

Cost Recognition
Selling, general, and administrative costs are expensed as incurred. Research and development expenses are expensed as incurred.

Advertising Costs
Advertising costs are expensed as incurred.

Use of Estimates
Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per Share of Common Stock
Effective January 1, 1997, basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. Diluted weighted average shares outstanding exclude the potential common shares from warrants and stock options because to do so would have been antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

Stock-Based Compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1,
1997.

Capital Structure
The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements.

Comprehensive Income
The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. Accumulated Other Comprehensive Income (Loss) for 1999 represents foreign currency translation items associated with the Company's Canadian subsidiary operations, Sirius. The implementation of SFAS No. 130 had no effect on the Company's 1998 financial statements.

Business Segment Information
The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. At December 31, 1999, the Company is being managed as two operating segments, the animated television series company, (Sirius) and corporate headquarters. During 1999, Sirius had not generated any revenues and management did not allocate any of its corporate, selling, administrative or overhead expenses to Sirius.

Foreign Operations
The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of an foreign currency investment position, are included in the results of operations as incurred.

Start-Up Costs
Effective January 1, 1999, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. This new requirement did not have a significant effect on the financial statements for 1999.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.

Pending Accounting Pronouncements
It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                             REDMOND CAPITAL CORP.
                        (formerly Minex Minerals, Inc.)
                         (A Development Stage Company)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 3 - INVENTORIES
         -----------

Inventories consists of the following at December 31, 1999:

Direct Production Costs             $   211,068
Production Overhead                      42,567
Exploitation Costs                        1,992
Total                               $   255,627


NOTE 4 - PROPERTY AND EQUIPMENT
         ----------------------

Property and equipment consisted of the following at December 31:

                                   1999                  1998
                                   ----                  ----
Equipment                        $ 130,596            $  13,660
Leasehold Improvements               5,551                    0
Total                              136,147               13,660
Accumulated Depreciation           (20,481)              (4,324)
Net Book Value                   $ 115,666            $   9,336

Depreciation and amortization expense charged to operations during 1999 and 1998 was $2,733 and $2,352, respectively. Depreciation and amortization expense included in inventories for 1999 is $13,425.

NOTE 5 - INVESTMENT - OIL AND GAS PROPERTIES
         -----------------------------------

On July 4, 1997, the Company completed the purchase of a certain Concession Permit for the exploitation, complementary exploration, and development of Hydrocarbons properties known as Mina del Carmen, Territorio del Chubut, Colonia Escalante, Distrito Minera De Comodoro Rivadavia, Catco Exp. 0 - 1828 - 21, Superficie 1998 has, consisting of 4 separate oil and gas concessions totaling 100 sq. km., known as Mina Maria Ines, Mina Catalina, Mina Carmen Dos, and Mina Marcelina. All the properties are located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $100,000, of which $50,000 was due and payable at December 31, 1999 and 1998. At December 31, 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $75,000. During 1999, the Company received $25,000 for the sale of these concessions.

On September 15, 1997, the Company through its wholly owned subsidiary, Minex, S.A., completed the purchase of a certain Concession Permit for the exploitation, complementary exploration, and development of Hydrocarbons properties known as Canadon Pilar, Pico Salamanca amd Mina Satamanca, all located in the Gulf of San Jorge, Province of Chubut, Argentina. The purchase price was $608,000, that included the payment of cash of $400,000 and the issuance of 260,000 shares of the Company's common stock at $0.80 per share, or

$208,000. Under the contract, $100,000 was due and payable at December 31, 1999 and 1998. During 1998, the Company determined that the concessions were of limited potential and have included in operations a write-off of $339,267. During 1998, the Company received $150,000 for the partial sale of the concessions and during 1999, the Company received $200,000, less certain expenses incurred by the purchaser such as legal fees and exploration studies of $36,267, or $163,733, for the sale of these concessions.

NOTE 6 - DUE TO/FROM RELATED PARTIES
         ---------------------------

From time to time, certain related parties advanced funds to the Company to help finance working capital operations. At December 31, 1999, $414,939 was advanced to the Company. At December 31, 1998, $128,265 was due to the Company. The funds are unsecured, noninterest bearing, and due on demand. There is no guarantee additional funds will be available to fund future operations.

NOTE 7 - CAPITAL LEASE OBLIGATIONS
         -------------------------

The Company leases certain equipment under capital lease at the rate of approximately $2,300 per month ($3,336.56 Canadian plus applicable taxes), and due in thirty-six (36) monthly instalments. Included in property and equipment are amounts due under capital lease obligation totalling $81,775, and are amortized over the life of the lease. Lease expense charged to operations for 1999 was $4,213.

Total Minimum Lease Payments        $    83,788
Less Amount Representing Interest        (6,225)
                                     ----------
Present Value of Minimum Lease
  Payments                               77,563
Current Portion                          23,924
Long-Term Capital Lease Obligations $    53,639
                                     ==========

Future minimum lease payments due under capital lease at December 31 are as follows:

2000               $ 23,924
2001               $ 25,147
2002               $ 28,492


NOTE 8 - DEPOSIT ON CONTRACT
         -------------------

On January 25, 1999, the Company issued 125,000 shares of common stock at $1.00 per share, or $125,000, as a deposit on a contract. The contract has been canceled and it is uncertain at this time if the shares will be returned. Included in operations for the year ended December 31, 1999, is a write-off of $125,000.

NOTE 9 - INCOME TAXES
         ------------

There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of time differences have not been previously recorded. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:


Deferred Taxes                     1999                  1998
                                   ----                  ----
Net Operating Loss
  Carryforwards                  $1,080,532           $ 536,775
Inventories                         255,627                   0
Valuation Allowance              (1,336,159)           (536,775)
                                  ---------           ---------
Net Deferred Tax Assets          $        0           $       0
                                  =========            ========

The Company has available net operating loss carryforwards of approximately $3,000,000 for tax purposes to offset future taxable income, which expire principally in the year 2013.

Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 10 - STOCK OPTION PLAN
          -----------------

The Company has three stock option plans that provide for the granting of stock options to officers and key employees. The objectives of these plans include attracting and retaining the best personnel, provide for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under the Company's three stock option plans have been granted at prices which are either equal to or above the market value of the stock on the date of the grant and expire at various dates after the grant date.

The status of the Company's three stock option plans is summarized below as of December 31:

1997 Stock Option Plan   200,000 options granted at $0.55 per share.
1998 Stock Option Plan   500,000 shares reserved for issuance.
1999 Stock Option Plan   500,000 shares reserved for issuance.

No shares have been exercised under the 1997 plan. All three Stock Option Plans expired on December 31, 1999.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
          -----------------------------

Operating Lease - The Company has entered into an operating lease commencing on
---------------
December 15, 1999, on an annual basis, cancellable by the lessor upon receipt of three months written notice. The premises consist of approximately 3,700 square feet of office space at approximately $9,000 per month. Future annual rentals for the year ended December 31, 2000, are $108,000.

Capital Lease - On November 3, 1999, the Company entered into a capital lease
-------------
with SGI Solutions Finance to lease certain equipment as described in the lease schedule for approximately $2,300 per month ($3,336.56 Canadian Dollars plus applicable taxes), for thirty-six months, at a discount rate of 5%, commencing on November 1, 1999. Certain renewal provisions apply.

Lawsuit - The Company is a party to a lawsuit filed in the Supreme Court of
-------
British Columbia, Vancouver, British Columbia, dated December 5, 1999, between Northwest Petroleum, Inc. versus Kevan Garner, Michelle Garner, Jack Purdy, Kern County Oil & Gas Inc. and Redmond Capital Corporation, individually and collectively carrying on business as "Indigo Communications," and Kern County Oil and Gas and Redmond Capital Corp. The plaintiff is seeking $70,000. The Company filed a Statement of Defence on January 5, 2000, in the Supreme Court of British Columbia, Vancouver, British Columbia, denying any allegations. The Company does not believe it will be liable for any damages and it intends to vigorously defend itself. No provision for loss has been made in the financial statements.

Contract- On November 17, 1999, the Company entered into an agreement with
--------
Galaxy Motorsports, L.L.C., (GMS) and automobile racing team, for a term of one year, effective January 1, 2000 to December 31, 2000. GMS agrees to provide certain sponsorship services for the year 2000 Winston Cup Nascar season. The Company agrees to pay $3,500,000 pursuant to the following payment terms: Upon signing, $250,000; February 1, 2000, $458,000; March 1, 2000, $542,000; April 1,
2000, $750,000; June 1, 2000, $750,000; and August 1, 2000, $750,000. As
collateral for the payments, the Company has placed 3,250,000 shares of common stock in trust. Upon default by the Company of any payment, GMS has the right to receive an amount of stock equal to the payment amount due. However, GMS has the right to not receive the stock and terminate the agreement. As of the date of issuance of these financial statements, the Company has paid $1,408,000. No shares of common stock have been issued.

On April 20, 2000, the agreement was modified to revise the payment plan as follows: May 1, 2000, $100,000; June 1, 2000, $100,000; July 1, 2000, $475,000;
August 1, 2000, $475,000; September 1, 2000, $475,000, and October 1, 2000,
$467,000.

NOTE 12 - SEGMENT INFORMATION
          -------------------

The Company currently operates in one segment, that being the creation and production of an animated television series through its wholly owned subsidiary, Sirius Animation, Inc. (Sirius). Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include most of the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs.

                                   Sirius             Corporate          Total
Revenues                          $        0          $        0      $        0
Operating Loss                             0           1,504,894       1,567,016

Total Assets                         364,689               6,604         371,293
Capital Expenditures                 122,487              13,660         136,147
Depreciation/Amortization             13,426               2,732          16,158

Revenues                          $        0          $        0      $        0
Operating Loss                             0                   0               0
Total Assets                               0             304,982         304,982
Capital Expenditures                       0              13,660          13,660
Depreciation/Amortization                  0               2,352           2,352

From 1997 through the middle of 1999, the Company had only one line of business, that being the exploration and development of oil and gas properties. All corporate, selling, administrative, or overhead expenses are included in corporate for 1999 and 1998.

At December 31, 1999, Sirius had not generated any revenues and management did not allocate any corporate, selling, administrative, or overhead expenses to Sirius.


NOTE 13 - SUBSEQUENT EVENTS
          -----------------

On February 7, 2000, the Company entered into an agreement with First Nevisian Holdings, Ltd., (Nevis) a venture capital company, who has agreed to invest $3,000,000 for working capital needs. The Company and Nevis have offered to acquire from the shareholders of Redcell Canada, Inc. (Redcell) all of the issued shares of and all of the shareholder loans owed by Redcell in exchange for the issuance by the Company of Rule 144 shares in the authorized capital of the Company. The Company agrees to issue 30,000 shares for each one percent of shares held in Redcell, for a total of 3,000,000 shares of common stock. Total advances from Nevis are $2,184,289 as of the date of these financial statements.

The Company also agrees to recognize and to purchase the aggregate of all loans and interest to the Closing date, guarantees, accounts due, and all other financial claims committed by Redcell. Payment will be made in the form of warrants in the stock of the Company having an exercise price of $4.50. This amount is considerably less than the balances due and is in full settlement of all claims. The closing has not occurred as of the date of issuance of these financial statements. However, as of February 1, 2000, the total amount due the stockholders of Redcell was $4,153,954, or 923,101 warrants. As of the date of issuance of these financial statements, the Company has placed 2,197,045 shares of common stock in trust for the issuance to Redcell.

                                    PART III


Item 1.   Index of Exhibits

Exhibit No.                                                             Page No.

3       Articles of Incorporation, as amended, of the Company
4       Bylaws of the Company
4       Specimen Certificate of Common Stock
10      Material Contracts not made in the ordinary course of business:
10a Share Purchase Agreement dated July 1, 1999 between Registrant and Douglas R. Walls, A. Ross Belyea, Jason Gray, Joan MacKenzie, Edward Magee, and Stan Semrau
10b Profit Sharing Agreement between Registrant, Douglas R. Walls, A. Ross Belyea, Jason Gray, Joan MacKenzie, and Sirius
10c Loan Agreement between Registrant, Sirius, Douglas R. Walls, A. Ross Belyea, Jason Gray and Joan MacKenzie
10d Loan Agreement dated March 31, 2000 between Registrant and First Nevisian Holdings Ltd.
10e     Convertible Debenture issued by the Registrant to First Nevisian
        Holdings Ltd.
10f     Transfer of Rights to Screenplay from Ross Belyea to Sirius Animation
        Inc.
10g Worldwide Distribution Agreement between Sirius Animation Inc. and Bruder Releasing Inc.
21      Current Subsidiaries of the Registrant
23      Consent of Clancy and Co., P.L.L.C. Certified Public Accountants
27      Financial Data Schedule



                                     SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     REDMOND CAPITAL CORP.
                                                --------------------------------
                                                          (Registrant)

Date: July 24, 2000                                  By: /s/ CLIFFORD WILKINS
                                                --------------------------------
                                                    Clifford Wilkins, Chairman

Exhibit No. 3

                                                                    H96000012721

                           Articles of Incorporation
                                       of
                              Minex Minerals, Inc.

                                 Article I. Name
                                 ---------------

The name of this Florida corporation is:
                   Minex Minerals, Inc.

                              Article II. Address
                              -------------------

The mailing address of the Corporation is:

                   Minex Minerals, Inc.
                   1400-400 Burrard Street
                   Vancouver BC V6C3G2

                           Article III. Capital Stock
                           --------------------------

The Corporation shall have the authority to issue 50,000,000 shares of common stock, par value $.001 per share.

                          Article IV. Registered Agent
                          ----------------------------

The name and address of the registered agent of the Corporation is:

                   Corporate Creations Enterprises, Inc.
                   686 North Dupont Boulevard #302
                   Milford DE 19963

                          Article V. Board of Directors
                          -----------------------------

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation.

                                                                    H96000012721

Corporate Creations International Inc.
401 Ocean Drive - Suite 312 - Door Code #125
Miami Beach FL 33139-6629
(305) 672-0686

                                                                    H96000012721


The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by law. The name of each initial member of the Corporation's Board of Directors is:

                   Harmel S. Rayat

                            Article VI. Incorporator
                            ------------------------

The name and address of the incorporator is:

                   Corporate Creations International Inc.
                   401 Ocean Drive - Suite 312 - Door Code #125
                   Miami Beach FL 33139-6629

                        Article VII. Corporate Existence
                        --------------------------------

The corporate existence of the Corporation shall begin effective September 12, 1996.

The authorized representative of the incorporator executed these Articles of Incorporation on September 11, 1996

Corporate Creations International Inc.

By:/s/ Brian R. Fons
   ------------------------------------
Brian R. Fons Vice President

                                                                    H96000012721
Corporate Creations International Inc.
401 Ocean Drive - Suite 312 - Door Code #125
Miami Beach FL 33139-6629
(305) 672-0686

ARTICLES OF AMENDMENT

Article 1. Name
---------------

The name of this Florida corporation is: Minex Minerals, Inc. (the
"Corporation").

Article II. Amendment
---------------------

The Articles of Incorporation of the Corporation are amended as follows:
Article III is deleted in its entirety and replaced with the following:

Article III - Capital Stock
---------------------------

The corporation shall have the authority to issue 50,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 preferred shares at a par value of $0.10.

Article 111. Date Amendment Adopted
-----------------------------------

The amendment set forth in these Articles of Amendment was adopted on December 4, 1997.

Article IV. Shareholder Approval of Amendment
---------------------------------------------

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below.

Minex Minerals, Inc.

By:  /s/ Greg K. Kuroda
   ------------------------------------
Print Name: Greg K. Kuroda
Print Title: Vice President

Date:  12/4/97
   ------------------------------------

Corporate Creations International Inc.
941 Fourth Street #200
Miami Beach FL 33139
(305) 672-0686

H97000020019                                           Copyright(C) 1993-1997 CC

                                                                    FILED
                                                            99 FEB -3 AM 10: 40
                                                             SECRETARY OF STATE
                                                            TALLAHASSEE, FLORIDA

ARTICLES OF AMENDMENT

Article I. Name
---------------

The Name of this Florida Corporation is: Minex Minerals, Inc. (the Corporation)

Article II. Amendment
---------------------

The Articles of Incorporation of the Corporation are amended as follows: The name of the Corporation shall be changed from Minex Minerals, Inc. to Redmond Capital Corp.

Article III. Date Amendment Adopted
-----------------------------------

The amendment set forth in these Articles of Amendment was adopted on Feb. 1st. 1999

Article IV. Shareholder Approval of Amendment
---------------------------------------------

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for the approval of the amendment.

The undersigned executed this document on the date shown below.

Redmond Capital Corp.

By:  /s/ Kevan Garner
   ------------------------------------
   Kevan Garner
   President

Date:  Feb 1st 1999
   ------------------------------------

Exhibit 4

                                     Bylaws
                                       of
                              Minex Minerals, Inc.

                              ARTICLE I. DIRECTORS
                              --------------------

Section 1. Function.  All corporate powers shall be exercised by or under the
-------------------
authority of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be shareholders of the Corporation. Residents of any state may be directors.

Section 2. Compensation.  The shareholders shall have authority to fix the
-----------------------
compensation of directors. Unless specifically authorized by a resolution of the shareholders, the directors shall serve in such capacity without compensation.

Section 3. Presumption of Assent.  A director who is present at a meeting of the
--------------------------------
Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest.

Section 4. Number.  The Corporation shall have at least the minimum number of
-----------------
directors required by law. The number of directors may be increased or decreased from time to time by the Board of Directors.

Section 5. Election and Term.  At each annual meeting of shareholders, the
----------------------------
shareholders shall elect directors to hold office until the next annual meeting or until their earlier resignation, removal from office or death. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 6. Vacancies. Any vacancy occurring in the Board of Directors, including
--------------------
a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 7. Removal of Directors.  At a meeting of shareholders, any director or
-------------------------------
the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Section 8. Quorum and Voting.  A majority of the number of directors fixed by
----------------------------
these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Executive and Other Committees. The Board of Directors, by resolution
-----------------------------------------
adopted by a majority of the full Board of Directors, may designate from among its members one or more committees each of which must have at least two members. Each committee shall have the authority set forth in the resolution designating the committee.

Section 10. Place of Meeting.  Regular and special meetings of the Board of
----------------------------
Directors shall be held at the principal place of business of the Corporation or at another place designated by the person or persons giving notice or otherwise calling the meeting.

Section 11 Time, Notice and Call of Meetings.  Regular meetings of the Board of
--------------------------------------------
Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Written notice of the time, date and place of special meetings of the Board of Directors shall be given to each director by mail delivery at least two days before the meeting.

     Notice of a meeting of the Board of Directors need not be given to a director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of that meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, unless a director objects to the transaction of business (promptly upon arrival at the meeting) because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting.

     A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Meetings of the Board of Directors may be called by the President or the Chairman of the Board of Directors. Members of the Board of Directors and any committee of the Board may participate in a meeting by telephone conference or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12. Action By Written Consent.  Any action required or permitted to be
-------------------------------------
taken at a meeting of directors may be taken without a meeting if a consent in writing setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

                      ARTICLE II, MEETINGS OF SHAREHOLDERS
                      ------------------------------------

Section 1. Annual Meeting.  The annual meeting of the shareholders of the
-------------------------
corporation for the election of officers and for such other business as may properly come before the meeting shall be held at such time and place as designated by the Board of Directors.

Section 2. Special Meeting.  Special meetings of the shareholders shall be held
--------------------------
when directed by the President or when requested in writing by shareholders holding at least 10% of the Corporation's stock having the right and entitled to vote at such meeting. A meeting requested by shareholders shall be called by the President for a date not less than 10 nor more than 60 days after the request is made. only business within the purposes described in the meeting notice may be conducted at a special shareholders, meeting.

Section 3. Place.  Meetings of the shareholders will be held at the principal
----------------
place of business of the Corporation or at such other place as is designated by the Board of Directors.

Section 4. Notice.  A written notice of each meeting of shareholders shall be
-----------------
mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the Corporation. The meeting notice shall be mailed not less than 10 nor more than 60 days before the date set for the meeting. The record date for determining shareholders entitled to vote at the meeting will be the close of business on the day before the notice is sent. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purposes of the meeting. A notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting at any time.

Section 5. Shareholder Quorum.  A majority of the shares entitled to vote,
-----------------------------
represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even if less than a quorum, may adjourn the meeting without further notice until a quorum is obtained.

Section 6. Shareholder Voting. If a quorum is present, the affirmative vote of a
-----------------------------
majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. An alphabetical list of all shareholders who are-entitled to notice of a shareholders' meeting along with their addresses and the number of shares held by each shall be produced at a shareholders' meeting upon the request of any shareholder.

Section 7. Proxies.  A shareholder entitled to vote at any meeting of
------------------
shareholders or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-in-fact. The appointment of proxy will be effective when received by the Corporation's officer or agent authorized to tabulate votes. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

Section 8. Validation.  If shareholders who hold a majority of the voting stock
---------------------
entitled to vote at a meeting are present at the meeting, and sign a written consent to the meeting on the record, the acts of the meeting shall be valid, even if the meeting was not legally called and noticed.

Section 9. Conduct of Business By Written Consent.  Any action of the
-------------------------------------------------
shareholders may be taken without a meeting if written consents, setting forth the action taken, are signed by at least a majority of shares entitled to vote and are delivered to the officer or agent of the Corporation having custody of the Corporation's records within 60 days after the date that the earliest written consent was delivered. Within 10 days after obtaining an authorization of an action by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action. If the action creates dissenters' rights, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with and as provided for by the state law governing corporations.

ARTICLE III. OFFICERS
---------------------

Section 1. Officers; Election; Resignation; Vacancies.  The Corporation shall
-----------------------------------------------------
have the officers and assistant officers that the Board of Directors appoint from time to time. Except as otherwise provided in an employment agreement which the Corporation has with an officer, each officer shall serve until a successor is chosen by the directors at a regular or special meeting of the directors or until removed. Officers and agents shall be chosen, serve for the terms, and have the duties determined by the directors. A person may hold two or more offices.

Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt, unless the notice specifies a later date. If the resignation is effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor officer does not take office until the future effective date. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 2. Powers and Duties of Officers.  The officers of the Corporation shall
----------------------------------------
have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 3. Removal of Officers.  An officer or agent or member of a committee
------------------------------
elected or appointed by the Board of Directors may be removed by the Board with or without cause whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer, agent or member of a committee shall not of itself create contract rights. Any officer, if appointed by another officer, may be removed by that officer.

Section 4. Salaries.  The Board of Directors may cause the Corporation to enter
-------------------
into employment agreements with any officer of the Corporation. Unless provided for in an employment agreement between the Corporation and an officer, all officers of the Corporation serve in their capacities without compensation.

Section 5. Bank Accounts.  The Corporation shall have accounts with financial
------------------------
institutions as determined by the Board of Directors.

                            ARTICLE IV. DISTRIBUTIONS
                            -------------------------

     The Board of Directors may, from time to time, declare distributions to its shareholders in cash, property, or its own shares, unless the distribution would cause (i) the Corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the Corporation's assets to be less than its liabilities plus the amount necessary, if the Corporation were dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. The shareholders and the Corporation may enter into an agreement requiring the distribution of corporate profits, subject to the provisions of law.

                          ARTICLE V. CORPORATE RECORDS
                          ----------------------------

Section 1. Corporate Records.  The corporation shall maintain its records in
----------------------------
written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the Corporation. The Corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held h- each.

     The Corporation shall keep a copy of its articles or restated articles of incorporation and all amendments to them currently in effect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders, meetings and records of all actions taken by shareholders without a meeting for the past three years; written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years; a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

Section 2. Shareholders' Inspection Rights. A shareholder is entitled to inspect
------------------------------------------
and copy, during regular business hours at a reasonable location specified by the Corporation, any books and records of the Corporation. The shareholder must give the Corporation written notice of this demand at least five business days before the date on which he wishes to inspect and copy the record(s). The demand must be made in good faith and for a proper purpose. The shareholder must describe with reasonable particularity the purpose and the records he desires to inspect, and the records must be directly connected with this purpose. This Section does not affect the right of a shareholder to inspect and copy the shareholders' list described in this Article if the shareholder is in litigation with the Corporation. In such a case, the shareholder shall have the same rights as any other litigant to compel the production of corporate records for examination.

     The Corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the Corporation or of any other corporation, has aided or abetted any person in procuring any list of shareholders for that purpose, or has improperly used any information secured through any prior examination of the records of this Corporation or any other corporation.

Section 3. Financial Statements for Shareholders.  Unless modified by resolution
------------------------------------------------
of the shareholders within 120 days after the close of each fiscal year, the Corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

     If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the President or the person responsible for the Corporation's accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The Corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the Corporation to prepare its financial statements. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail him the latest annual financial statements.

Section 4. Other Reports to Shareholders.  If the Corporation indemnifies or
----------------------------------------
advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next annual shareholders, meeting, or prior to the meeting if the indemnification or advance occurs after the giving of the notice but prior to the time the annual meeting is held. This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     If the Corporation issues or authorizes the issuance of shares for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders' meeting.

                      ARTICLE VI, STOCK CERTIFICATES
                      ------------------------------

Section 1. Issuance.  The Board of Directors may authorize the issuance of some
-------------------
or all of the shares of any or all of its classes or series without certificates. Each certificate issued shall be signed by the President and the Secretary (or the Treasurer). The rights and obligations of shareholders are identical whether or not their shares are represented by certificates.

Section 2. Registered Shareholders.  No certificate shall be issued for any
----------------------------------
share until the share is fully paid. The Corporation shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by law, shall not be bound to recognize any equitable or other claim to or interest in the shares.

Section 3. Transfer of Shares. Shares of the Corporation shall be transferred on
-----------------------------
its books only after the surrender to the Corporation of the share certificates duly endorsed by the holder of record or attorney-in- fact. If the surrendered certificates are canceled, new certificates shall be issued to the person entitled to them, and the transaction recorded on the books of the Corporation.

Section 4. Lost, Stolen or Destroyed Certificates.  If a shareholder claims to
-------------------------------------------------
have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the delivery to the Corporation of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity as the Board reasonably requires.

                          ARTICLE VII. INDEMNIFICATION
                          ----------------------------

Section 1. Right to Indemnification.  The Corporation hereby indemnifies each
-----------------------------------
person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may-maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2. Advances.  Costs, charges and expenses (including attorneys' fees)
-------------------
incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause.  If this Article or any portion of it is invalidated
-------------------------
on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

                            ARTICLE VIII. AMENDMENT
                            ------------------------

     These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by a majority vote of the directors or by a vote of the shareholders holding a majority of the shares.

     I certify that these are the Bylaws adopted by the Board of Directors of the Corporation.

                              /s/Sopinder Singh
                              ------------------
                              Secretary

                              Date signed:  Sep 14/96
                                          -------------

(C) 1993-95 CC

Exhibit 4

                               [GRAPHIC OMITTED]

                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

                                   RESTRICTED
                                                           CUSIP NO. 757648 10 0
    Number                                                             Shares

                              Redmond Capital Corp.

                   AUTHORIZED COMMON STOCK: 50,000,000 SHARES
                                PAR VALUE: $.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF


               * Shares of REDMOND CAPITAL CORP. Common Stock * transferable on the Looks of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:   August 11, 1999

/s/ Carson Walder                                       /s/ Kevan Garner
------------------------                                ------------------------
SECRETARY                                               PRESIDENT

                              REDMOND CAPITAL CORP.
                                 CORPORATE SEAL
                                     FLORIDA

Exhibit 10a


                        SHARE PURCHASE AGREEMENT
                        ------------------------

             THIS AGREEMENT made effective the 1st day of July, 1999.

BETWEEN:

         DOUGLAS R. WALLS, A. ROSS BELYEA, JASON GRAY, JOAN MacKENZIE, EDWARD A. MAGEE and STAN SEMRAU, Businesspersons, all c/o 1255 West Pender Street, Vancouver, British Columbia, V613 2V I

         (hereinafter collectively called the "Vendor")

                                                               OF THE FIRST PART

AND:

         REDMOND CAPITAL CORP., a company incorporated under the laws of the State of Florida, United States of America and having an office at 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4

         (hereinafter called the "Purchaser")

                                                              OF THE SECOND PART

          WHEREAS the Vendor is the registered and/or beneficial holder of all of the issued and outstanding shares in the capital of Sirius Animation Inc. (the "Corporation);

          AND WHEREAS the Corporation is indebted to certain individuals who form part of the Vendor in the collective sum of Seventy-eight Thousand Eight Hundred Forty-eight Dollars and Ninety-five Cents ($78,848.95);

          AND WHEREAS the Purchaser desires to buy and the Vendor desires to sell all of the issued and outstanding shares in the capital of the Corporation and the receivable owed to the Vendor by the Corporation for the purchase price and upon the terms and conditions hereinafter set forth;

          NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of payment of the sum of Ten Dollars ($ 10.00) by the Purchaser to the Vendor (the receipt and sufficiency whereof the Vendor hereby acknowledges), the premises and the covenants, agreements, warranties and payments hereinafter set forth and provided for, the parties hereto covenant and agrees as follows:

                                  ARTICLE 1

                                INTERPRETATION
                                --------------

1.1  Definitions
     -----------

       Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

    (a) "Agreement" means this Share Purchase Agreement, any instrument amending this Agreement; "hereof', "hereto" and "hereunder" and similar expressions mean and refer to this Agreement and not to a particular article or Paragraph; and the expression "Article" or "Paragraph" followed by a number means and refers to the specified article or Paragraph of this Agreement;

    (b) "Assets" means all of the assets set out in Schedule 8 attached hereto;

    (c) "Business Day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located at the City of Vancouver are not open for business during normal banking hours;

    (d) "Closing" means the completion of the sale to the Purchaser of the Purchased Shares hereunder by the transfer and delivery of certificates representing the Purchased Shares endorsed for transfer and the payment of the Purchase Price therefor as contemplated hereby;

    (e) "Completion Date" means the 30th day of July, 1999;

    (f) "Corporation" means Sirius Animation Incorporated;

    (g) "Document Date" means that day which is five (5) Business Days prior to the Completion Date;

    (h) "Effective Date" means July 1, 1999;

    (i) "Financial Statements" means the unaudited financial statements of the Corporation as at the Financial Year End consisting of the balance sheet of the Corporation as at the Financial Year End and the accompanying statement of income and expenses prepared in accordance with generally accepted accounting principles copies of which are annexed hereto as
        Schedule 1;

    (j) "Financial Year End" means June 3 0, 1999;

    (k) "Lease" means that lease of the Real Property between Sierra Pacific Holdings Ltd. as Landlord and the Corporation as Tenant.

    (l) "Multimedia Assets" means those assets set out or described in Schedule 9 attached hereto;

    (m) "New Director(s)" means that director or those directors of the Corporation elected as of the Document Date by the Purchaser as shareholder of the Corporation;

    (n) "New Officers" means that officer or those officers of the Corporation elected as of the Document Date by the New Directors;

    (o) "Person" means any individual, corporation, partnership, trustee or trust or unincorporated association or such person's heirs, executors, administrators, successors or assigns, as the case may be and pronouns have a similar extended meaning;

    (p) "Purchase Price" means the purchase price payable to the Vendor for the Purchased Shares and Shareholders' Loans provided for in Paragraph 4.1 hereof;

    (q) "Purchased Shares" means collectively the:

        (i)   Nine Thousand (9,000) Class "A" Common shares without par value;
        (ii) Fifteen Thousand Three Hundred and Thirty-three (15,333) Class "C" Preference shares without par value; and
        (iii) Two Thousand Five Hundred (2,500) Class "D" Preference shares with a par value of $0.01 each;

        issued and outstanding in the capital of the Corporation;

    (r) "Purchaser's Conditions" means those conditions precedent set out in Paragraph 7.2 hereof;

    (s) "Real Property" means Suite 101 - 1020 Mainland Street, Vancouver, British Columbia;

    (t) "Shareholders' Loans" means the total collective sum of monies loaned to the Corporation by certain of the individuals comprising the Vendor as at the Completion Date;

    (u) "Rule 144 Shares" means common shares in the capital stock of the Purchaser which are issued subject to restrictions on trading set out in Rule 144 of the Securities Act Rules made by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933, as amended;
        ----------------------

    (v) "Subsidiary" means, with respect to the Corporation, any corporation of which shares to which are attached more than 50% of the voting rights ordinarily exercisable at meetings of the shareholders of the corporation are beneficially owned, directly or indirectly, by the Corporation and includes any corporation in like relation to a Subsidiary; and

    (w) "Vendor's Conditions" means those conditions precedent set out in Paragraph 7.1 hereof.

1.2   Number and Gender
      -----------------

      In this Agreement, words importing the singular include the plural and vice versa and words importing a specific gender include all genders.

1.3   Currency
      --------

      Unless otherwise indicated all dollar amounts referred to in this Agreement are in Canadian funds.

1.4   Accounting Principles
      ---------------------

      Wherever in this Agreement reference is made to generally accepted accounting principals, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such principles are applied.

1.5   Headings
      --------

      The division of this Agreement into Articles and Paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

                                      ARTICLE 2

                                      SCHEDULES
                                      ---------

2.1   Description of Schedules
      ------------------------
      The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

              Schedule 1    -   Financial Statements
              Schedule 2    -   Leases
              Schedule 3    -   Encumbrances
              Schedule 4    -   Insurance Policies
              Schedule 5    -   Contracts
              Schedule 6    -   Litigation
              Schedule 7    -   Form of Promissory Notes and Assignment
              Schedule 8    -   Assets
              Schedule 9    -   Multimedia Assets
              Schedule 10   -   Form of Loan Agreement
              Schedule 11   -   Form of Profit Sharing Agreement

                                     ARTICLE 3

                                 PURCHASE AND SALE
                                 -----------------

3.1   Purchase and Sale
      -----------------

      Subject to the terms and conditions hereof, the Vendor hereby sells, assigns and transfers to the Purchaser and the Purchaser hereby purchases the Purchased Shares and all of the Vendor's right, title and interest in the Shareholders' Loans.

                                     ARTICLE 4

                                  PURCHASE PRICE
                                  --------------

4.1   Amount of Purchase Price
      ------------------------

      The aggregate Purchase Price payable by the Purchaser to the Vendor for the Purchased Shares and the Shareholders' Loans shall be the sum of Four Hundred Thousand Canadian Dollars ($400,000.00) (the "Purchase Price"). The allocation of the Purchase Price shall be firstly, in respect of the Shareholders' Loans an amount equal to the face value of such Shareholders' Loans plus all interest due and owing thereon as of the Completion Date, and secondly, in respect of the Purchased Shares, the remaining balance of the Purchase Price.

4.2   Payment of Purchase Price
      -------------------------

      The Purchase Price shall be paid and satisfied by delivery on the Completion Date to the solicitor for the Vendor of 186,048 Rule 144 Shares.

4.3   Adjustments
      -----------

      The Vendor and the Purchaser agree that there shall be no adjustments made to the Purchase Price.

      All bank accounts and accounts receivable of the Corporation as at the close of business on the Completion Date shall be for the credit of Purchaser. The Purchaser shall be responsible for collecting any such accounts receivable.

                                    ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF THE VENDOR
                   --------------------------------------------

5.1   Vendor's Representations and Warranties
      ---------------------------------------

      The Vendor hereby represents and warrants to the Purchaser as follows and acknowledge that the Purchaser is relying on such representations and warranties in connection with the transactions contemplated by this Agreement.

5.1.1   Incorporation and Organization of the Corporation
        -------------------------------------------------

        The Corporation is a corporation duly incorporated, subsisting and in good standing under the laws of the Province of British Columbia. No proceedings have been instituted or are pending for the dissolution or liquidation of the Corporation or threatening of its existence.

5.1.2   Qualification to do Business
        ----------------------------

        The Corporation has the necessary corporate power, authority and capacity to own or lease its property and to carry on its business as now being conducted by it and is qualified to carry on its business under the laws of the Province of British Columbia, being the only jurisdiction in which the Corporation carries on business.

5.1.3   Authorized Capital
        ------------------

        The authorized capital of the Corporation consists of four million (4,000,000) shares divided into:

    (a) one million (1,000,000) Class "A" Common shares without par value;
    (b) one million (1,000,000) Class "B" Common shares without par value;
    (c) one million (1,000,000) Class "C" Preference shares without par value;
        and
    (d) one million (1,000,000) Class "D" Preference shares with a par value of one ($0.01) cent each.

5.1.4   Issued Shares
        -------------

        Only the Purchased Shares in the authorized capital of the Corporation will be, after the Completion Date, duly and validly allotted and issued and outstanding as fully paid and non-assessable.

5.1.5   Ownership of Purchased Shares
        -----------------------------

        The Vendor is the legal and beneficial owner of the Purchased Shares.

5.1.6   No Options
        ----------

        No person other than the Purchaser under this Agreement has any agreement or option or any right capable of becoming an agreement or option for the purchase from the Vendor of the Purchased Share.

5.1.7   No Issue of Shares or Convertible Securities
        --------------------------------------------

        No person has any agreement or option or any right capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription or issuance of any unissued shares of the Corporation or of any other securities of the Corporation.

5.1.8   Absence of Conflicting Agreements
        ---------------------------------

        The Vendor is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, order, judgement or decree which would be violated, contravened or breached by the execution and delivery by the Vendor of this Agreement or the performance by the Vendor of any of the terms hereof.

5.1.9   Subsidiaries
        ------------

        The Corporation has no Subsidiaries.

5.1.10  Financial Statements
        --------------------

    (a) The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of previous years and present fairly:

        (i) all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of the Corporation as at the Financial Year End; and

        (ii) the sales, earnings and results of operations of the Corporation for the twelve month period then ended.

5.1.11  Business Carried on in Ordinary Course
        --------------------------------------

        The business of the Corporation has been carried on in the ordinary course since the Financial Year End and the Corporation has not, since the Financial Year End, sold or otherwise disposed of any of its assets except in the ordinary course of business. Since the Financial Year End there has been no change in the business, operations, affairs or condition of the Corporation, financial or otherwise, or arising as a result of any legislative-or regulatory change, revocation of any license or right to do business, fire, explosion, accident, casualty, labour problem, flood, drought, riot, storm, act of God or otherwise, except changes occurring in the ordinary course of business and which, in the aggregate, have not materially adversely affected and will not materially adversely affect the business, operations, affairs or condition of the Corporation nor is the Vendor aware of any such proposed change.

5.1.12  Absence of Unusual Transactions
        -------------------------------

        Since the date of the Financial Year End, the Corporation has not:

        (a) transferred, assigned, sold or otherwise disposed of any of its assets except in the ordinary and usual course of business;

        (b) suffered an operating loss or any extraordinary loss, or waived any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such loss, rights, commitment or transaction is or would be material in relation to the Corporation or its business, as the case may be;

        (c) mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of the assets of the Corporation; or

        (d) authorized or agreed or otherwise become committed to do any of the foregoing.

5.1.13  Minute Books and Corporate Records
        ----------------------------------

        The corporate records and minute book of the Corporation contain originals of all of the constating documents and amendments thereto and complete and accurate minutes of all meetings of and copies of all by-laws and resolutions passed by the directors and shareholders of the Corporation since its incorporation; all such meetings were duly called and held, all such by-laws and resolutions duly passed and the share certificate books, register of shareholders, register of transfers, register of directors, register of debt holders and other corporate registers of the Corporation are complete and accurate in all material respects. There is neither a shareholders' agreement nor a unanimous shareholders' agreement governing the affairs of the Corporation or the relationships, right and duties of its shareholders.

5.1.14  Accuracy of Books and Records
        -----------------------------

        The books and records, financial and otherwise, of the Corporation fairly and correctly set out and disclose in all material respects the financial position of the Corporation as at the date hereof and all material financial transactions of the Corporation have been accurately recorded in such books and records in conformity with generally accepted accounting principles.

5.1.15  No Guarantees, etc.
        -------------------

        The Corporation is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

5.1.16  No Dividends, etc.
        ------------------

        The Corporation has not since the Financial Year End declared or paid and has not been deemed under the Income Tax Act (Canada) to have declared or paid any dividends or declared or made any other distribution on its outstanding securities and has not redeemed, purchased, or otherwise acquired any of its outstanding securities or agreed to do so.

5.1.17  Payments to Employees and Others
        --------------------------------

       (a) No payments have been made or authorized since the Financial Year End by the Corporation to its officers, directors, shareholders or employees, to its former officers, directors, shareholders or employees or to any Person not dealing at arm's length (as such term is construed under the Income Tax Act (Canada) with any of the foregoing, except in the ordinary course of business and at the regular rates payable to them as salaries, pensions, bonuses, rents, management fees or other remuneration of any nature.

       (b) The aggregate amount of salaries, pensions, bonuses, rents, management fees or other remuneration of any nature (other than dividends disclosed in the Financial Statements) paid or payable by the Corporation to or for the benefit of the Vendor or to or for the benefit of any person not dealing with the Vendor at arm's length (as such term is construed under the Income Tax Act (Canada)) during the period ended the Financial Year End are accurately reflected in the Financial Statements, and since that date have been made at no greater rates than those prevailing at the end of the said period.

5.1.18  Capital Expenditures
        --------------------

        No capital expenditures have been made or authorized by the Corporation since the Financial Year End except in the ordinary course of business.

5.1.19  Vacation Pay
        ------------

        All vacation pay, bonuses, commissions and other employee benefit payments payable to employees of the Corporation are reflected and have been accrued in the books of the Corporation.

5.1.20  Leases
        ------

        The Corporation is not a party to any lease or agreement in the nature of a lease, whether as lessor or lessee, except as set forth and described in
Schedule 2, in which schedule is specified the parties to the lease, the date of execution and expiry date, any options to renew, the location and description of the property being leased and the rental payable thereunder, which leases are in good standing and in full force and effect without amendment thereto except as set out in Schedule 2, and no party thereto is in breach of any of the material covenants, conditions or agreements contained in such leases. Except as indicated in Schedule 2, the completion of the transactions contemplated by this Agreement will not afford any of the parties to such leases, the right to terminate such leases, nor will such transactions impose any more onerous obligations on the Corporation under such leases than exist at present.

5.1.21  Title to Personal Property
        --------------------------

        The Corporation is the owner of all of its personal property, Assets and Multimedia Assets (other than any personal property leased to it) with good and marketable title thereto free and clear of any mortgage, lien, charge, security interest, adverse claim or other encumbrance whatsoever except as set forth in
Schedule 3.

5.1.22  Insurance
        ---------

        The Corporation maintains fire (with extended risk and casualty coverage), liability, business interruption, use and occupancy and other forms of insurance with reputable and sound insurers covering its property and assets and protecting its business in amounts and against such losses and claims as are generally maintained for comparable businesses and properties. Schedule 4 lists all policies of such insurance currently maintained by the Corporation on its assets and personnel together with a brief description of each such policy including the type of policy, name of insurer, policy number, coverage limits, expiration dates, annual premiums and any pending material claims thereunder and true and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition or insurance value of its assets; the Corporation is not in default with respect to any of the provisions contained in any such insurance policy nor has it failed to give any notice or present any claim under any such insurance policy in due and timely fashion. To the best of the knowledge of the Vendor there are no circumstances which would or might entitle the Corporation to make a claim under any of such insurance policies or which would or might be required under any of such policies to be notified to the insurers and no material claim under any such policy has been made by the Corporation since the Financial Year End and none of such policies is subject to any special or unusual terms or restrictions or provides for a premium in excess of the normal rate. No notice of cancellation or non-renewal with respect to, nor disallowance of any claim under or with respect to any such policy or policies has been received by the Corporation. None of the Vendor has knowledge of any circumstances or occurrences which might form the basis of a material increase in premiums for the current insurance coverage by the Corporation.

5.1.23  Material Contracts
        ------------------

        Schedule 5 describes all of the material contracts entered into by the Corporation. Except for the material contracts described in Schedule 5, the leases described in Schedule 2, the insurance policies described in Schedule 4 and agreements, contracts and commitments in the ordinary course of business which have no more than three months to run, the Corporation has no outstanding agreement, contract or commitment, whether written or oral, of any nature or kind whatsoever. Except as specifically noted on any of the said schedules, no consents are required from the parties to the said contracts, agreements, engagements or commitments to the change in control of the Corporation contemplated hereby nor are there any defaults thereunder.

5.1.24  No Default Under Agreements
        ---------------------------

        The Corporation is not in default under or in breach of any material contract, agreement (whether written or oral), indenture or other instrument to which it is a party or by which it is bound and to the best of the knowledge of the Vendor there exists no set of facts which, after notice or lapse of time or both, would constitute such a default or breach, and each of such contracts, agreements, indentures or other instruments is now in good standing and in full force and effect without amendment thereto and the Corporation is entitled to all rights and benefits thereunder.

5.1.25  Non-Arm's Length Contracts
        --------------------------

        Except as disclosed to the Purchaser in writing, the Corporation is not a party to any contract, agreement or arrangement with any associated or affiliated corporation within the meaning of the Company Act, R.S.B.C., 1996,
c. 62 and amendments thereto or with any Person with which it does not deal at arm's length within the meaning of the Income Tax Act (Canada).

5.1.26  No Loans to Directors etc.
        --------------------------

        The Corporation has no loan or other indebtedness outstanding (other than the normal salaries, bonuses, fringe benefits and the obligations to reimburse for expenses incurred on behalf of the Corporation in the normal course of employment) which has been made or incurred to any director, officer, shareholder or employee, to any former director, officer, shareholder or employee of the Corporation or to any Person with which it or any of the foregoing do not deal at arm's length within the meaning of the Income Tax Act (Canada).

5.1.27  Litigation
        ----------

        Except as disclosed in Schedule 6, there are no actions, suits, investigations, arbitration proceedings or other proceedings (whether or not purportedly on behalf of the Corporation) pending or threatened against or affecting the Corporation, the Vendor, the title of the Vendor to the Purchased Shares or that would enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before any arbitrator. The Vendor is not aware of any existing grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success; and, except as disclosed in the said Schedule 6, there is not currently outstanding against the Corporation or the Vendor any judgment, decree, injunction, ruling, order or award of any court, governmental department, commission, board, bureau, agency, instrumentality, domestic or foreign, or arbitrator.

5.1.28  Tax and Government Returns
        --------------------------

        The Corporation has duly filed in a timely manner all Federal and Provincial Tax and all Corporate Capital Tax returns required to be filed by it in respect of all fiscal periods up to and including the Financial Year End (including any and all tax elections available to the Corporation in relation to such tax returns) and all information returns as to which the non-filing or late filing could result in interest or penalties, has made complete and accurate disclosure in such returns and has paid all taxes shown on such returns as being due and payable and has also paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and fines due and payable by the Corporation in respect of such returns up to the Financial Year End date hereof There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of such taxes or the filing of any such tax return by, or payment of any such tax by, or levying of any governmental charge against, the Corporation. There are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims now threatened or pending against the Corporation in respect of such taxes or governmental charges or any matters under discussion with any governmental authority relating to such taxes or governmental charges asserted by any such authority. The Corporation has withheld from each payment made by it the amount of all such taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation.

5.1.29  Goods and Services and Social Services Taxes and Returns
        --------------------------------------------------------

        The Corporation has duly filed in a timely manner all Goods and Services Tax and Social Services Tax returns required to be filed by it in respect of all periods up to and including the date hereof (including any and all tax elections available to the Corporation in relation to such tax returns) and all information returns as to which the non-filing or late filing could result in interest or penalties, has made complete and accurate disclosure in such returns and has paid all taxes shown on such returns as being due and payable and has also paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and fines due and payable by the Corporation in respect of such returns up to the date hereof. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or reassessment of such taxes or the filing of any such tax return by, or payment of any such tax by, or levying of any governmental charge against, the Corporation. There are no actions, audits, assessments, reassessments, suits, proceedings, investigations or claims now threatened or pending against the Corporation in respect of such taxes or governmental charges or any matters under discussion with any governmental authority relating to such taxes or governmental charges asserted by any such authority. The Corporation has withheld from each payment made by it the amount of all such taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation.

5.1.30  Compliance with Applicable Laws, etc.
        -------------------------------------

        The Corporation has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is not in breach of any such laws, rules or regulations, and is duly licensed, registered or qualified in the jurisdiction in which it owns or leases its assets or carries on its business, to enable the business to be carried on as now conducted and its property and assets to be owned, leased and operated, and all such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has or may have adverse effect on the operation of the said business.

5.1.31   Residence of Vendor
         ---------------------

         The Vendor is a not non-resident of Canada within the meaning of the Income Tax Act (Canada).

5.1.32   No Liabilities, etc.
         --------------------

         There are no liabilities of the Corporation of any kind whatsoever, contingent or otherwise, existing on the date hereof in respect of which the Corporation or the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

      (a) liabilities (including liabilities for unpaid taxes) disclosed on, reflected in and provided for in the Financial Statements;

      (b) liabilities disclosed or referred to in this Agreement or the Schedules; and

      (c) liabilities incurred in the ordinary course of business and attributable to the period from the Financial Year End to the Completion Date.

5.1.33   Condition and Sufficiency of Assets
         -----------------------------------

         All facilities, machinery and equipment owned and used by the Corporation are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted. The Corporation owns or leases all of the property and assets necessary for the conduct of its business as currently conducted.

5.1.34   Operational Permits and Licences
         --------------------------------

         All operational permits and licenses required by the Company to operate its business including, but not limited to, the business licence of the Corporation are in good standing.

5.1.35   Ownership Assets
         ----------------

        The Corporation is the legal and beneficial owner of all of the Assets and the Multimedia Assets and no Person has any legal or beneficial right or any agreement to acquire any legal or beneficial right in or to the Assets and the Multimedia Assets.

                                      ARTICLE 6

                                      COVENANTS
                                      ---------

6.1   Delivery of Documents, Consents, Books and Records
      --------------------------------------------------

      Vendor shall on or before the Document Date deliver or cause to be delivered to the solicitor for the Purchaser the following:

      (a) the share certificate(s) representing the Purchased Shares duty endorsed for transfer as at the Effective Date to the Purchaser;

      (b) a waiver dated the Effective Date signed by each party comprising the Vendor waiving the provisions of Part 26.2 of the Articles of the Corporation;

      (c) a Notice of Termination addressed to the Corporation and the Purchaser acknowledging the termination, as at the Effective Date, of the Shareholders' Agreement made between the individuals comprising the Vendor as of January 19, 1999 and the Corporation duly accepted by the Corporation;

      (d) a signed notice of the Vendor to the Corporation of the transfer of the Purchased Shares to the Purchaser and the assignment of the Shareholders' Loans to the Purchaser dated the Effective Date;

      (e) signed Resolutions of the Directors of the Corporation dated the Effective Date:

          (i) accepting share certificate number A-8 from Douglas R. Walls for cancellation, cancelling the shares represented thereby and returning such shares to the treasury of the Corporation;

          (ii) authorizing the transfer of the Purchased Shares to the Purchaser, the recording of such transfer in the records of the Corporation showing the Purchaser as the holder of the Purchased Shares as at the Effective Date and the issuance of share certificates in the name of the Purchaser dated the Effective Date representing the Purchased Shares; and

          (iii) acknowledging the assignment of the Shareholders' Loans by the Vendor to the Purchaser;

      (f) signed share certificates in the name of the Purchaser dated the Completion Date representing the Purchased Shares; and

      (g) the resignations in writing of all of the then current directors and officers of the Corporation, such resignations to be effective on the Effective Date;

      (h) properly issued Promissory Notes in the name of the appropriate individuals to the Purchaser in the amount of the Shareholders' Loans and executed Assignments thereof;

      (i) all records maintained by the Corporation in connection with its business, including all minute books, corporate records and documents, corporate seals, books of account, accounting records, past financial statements, tax returns, share certificate books and share records, all contracts, agreements, licenses, permits, patents, trade marks or other instruments to which it is a party or by which it is bound, lists of suppliers and all other documents, files, records and other data financial or otherwise of the Corporation which may be in the possession or within the control of the Corporation or the Vendor.

      (j) the approvals or consents from all Persons, including all appropriate federal, provincial, municipal or other governmental or administrative bodies, as are required to permit the change of ownership of the Purchased Shares contemplated hereby.

      (k) acknowledgements from the Lessors to the leases listed in Schedule 2 hereto that the same are in full force and effect and there is no outstanding breach thereof and that change of control of the Corporation as a result of the transactions contemplated hereby is consented to;

      (l) consents from the parties to those contracts, agreements, engagements or commitments referred to in Schedule 5 which require consent to the change in control of the Corporation contemplated hereby;

      (m) a Loan Agreement duly executed by the Corporation and those individuals comprising the Vendor named as parties thereto, effective the Effective Date, in the form attached hereto as Schedule 10;

      (n) a Profit Sharing Agreement duly executed by the Corporation and those individuals comprising the Vendor named as parties thereto, effective the Effective Date, in the form attached hereto as Schedule 11;

      (o) the minute book, corporate seal, corporate records, books of account and financial records of the Corporation;

      (p) a legal opinion of the solicitors for the Corporation to the effect that:

          (i) the Corporation is duly incorporated and is validly subsisting and in good standing with the office of the registrar of Companies for the Province of British Columbia with respect to all necessary corporate filings;

          (ii) the directors and officers of the Corporation are as indicated in the records of the office of the Registrar of Companies for the Province of British Columbia; and

          (iii) to their knowledge, there is no litigation threatened or pending against the Corporation; and

      (q) such further and other documents, resolutions, notices, consents and acknowledgements as the Purchaser, in its discretion, deems necessary;

6.2   Purchaser's Covenants On and After Completion
      ---------------------------------------------

      Subject to the deliveries to be made by the Vendor pursuant to Paragraph
6.1 being made the Purchaser covenants and agrees as follows:

      (a) The Purchaser shall upon completion of the purchase transaction contemplated herein take all necessary steps and proceedings to appoint the New Directors and as soon thereafter as is practicable shall lodge a Notice of Change of Directors at the Corporate Registry for the Province of British Columbia;

      (b) The Purchaser shall upon completion of the purchase transaction contemplated herein cause the New Directors to take all necessary steps and proceedings to appoint the New Officers;

      (c) The Purchaser shall on the Completion Date of the purchase transaction contemplated herein execute the Loan Agreement and the Profit Sharing Agreement and deliver an executed copy thereof to the Vendor;

      (d) The Purchaser acknowledges that the documents to be delivered by the Vendor on or before the Document Date pursuant to Paragraph 6.1 hereof (the "Vendor's Documents) shall be held by the Purchaser's solicitors in escrow until such time as the Purchaser has delivered the Rule 144 Shares to the Vendor pursuant to Paragraph 4.2 hereof and the executed Loan Agreement and Profit Sharing Agreement pursuant to Paragraph 6.2(c) hereof, which deliveries are to be made on the Completion Date, and the Vendor's Documents shall be returned to the Vendor or the Vendor's solicitor immediately upon demand by the Vendor or the Vendor's solicitors in the event that the deliveries by the Purchaser to the Vendor set out in Paragraph 4.2 and 6.2(c) hereof are not made on the Completion Date. The Vendor acknowledges that delivery to the Vendor's solicitor by the Purchaser's solicitor, subject to any undertakings arising out of the terms of this Agreement, shall be considered effective delivery for the purposes of this Agreement; and

      (e) The Purchaser shall retain A. Ross Belyea as director for the production of the First Episode and the Next Twelve Episodes (as such terms are defined in the Profit Sharing Agreement attached as
          Schedule 11) subject to A. Ross Belyea being able to complete the production of the First Episode within the Budget Period at a cost after deduction of any Vendors' Funds equal to or less than the Budget Amount (as such terms are defined in the Loan Agreement attached hereto as Schedule 10) and being able to complete the production of the Next Twelve Episodes within reasonable mutually agreeable time frames and budget amounts recognizing always that the intention of the Purchaser, the Vendors and A. Ross Belyea is to maximize the net after tax profit of the Corporation.

6.3   Financial Statements and Returns
      --------------------------------

      The Vendor further covenants and agrees that as soon as possible following the Completion Date and in any event on or before that date which is the earlier of ninety (90) days after the Completion Date or the date which is ten (10) Business Days prior to the last filing date allowed by the respective governmental authority with which any such Returns (as hereinafter defined) are to be filed, provide all assistance and records necessary to permit the Corporation to prepare:

      (a) financial statements of the Corporation for the period from the Financial Year End to the Effective Date (the "Stub Period"), which financial statements, collectively, shall hereinafter be called the "Statement";

      (b) a Corporate Capital Tax Return of the Corporation for the Stub Period and the preceding Financial Year;

      (c) a Goods and Services Tax Return and, if required, a Social Services Tax Return of the Corporation to the Effective Date;

      (d) all necessary returns in respect of all employee withholdings required to be withheld by the Corporation to the Effective Date; and

      (e) any other returns required to be filed by the Corporation with any third party for the businesses of the Corporation to the Effective Date

      (all of which returns, collectively, hereinafter shall be called the "Returns").

      The Statement and Returns shall be reviewed and approved by the accountant of the Purchaser prior to filing and the approved amounts to be remitted therewith shall be remitted or caused to be remitted by the Corporation.

      The Vendor shall indemnify the Purchaser and the Corporation for any payment amount interest thereon or penalties incurred by the Corporation because of any delay in payment of an amount set out on the Returns or because any of the Returns are filed later than required by law in consequence of the failure of the Vendor to provide assistance and records as and when required by the Purchaser and the Corporation.

6.4   Costs and Expenses
      ------------------

      The Vendor and Purchaser shall each bear their own costs and expenses in relation to the preparation of agreements relating to and the completion of the purchase and sale of the Purchased Shares and Shareholders' Loans.

                                   ARTICLE 7

                              CONDITIONS PRECEDENT
                              --------------------

7.1   Vendor's Conditions Precedent
      -----------------------------

      The obligation of the Vendor to sell the Purchased Shares and assign the Shareholders' Loans as set out herein are subject to the Purchaser having made the delivery to the Vendor set out in Paragraph 4.2 on the Completion Date.

7.2   Purchaser's Conditions Precedent
      --------------------------------

      The obligations of the Purchaser set out in this Agreement are subject to the fulfilment by the Vendor, at or prior to the time for performance thereof of the following conditions:

      (a) the Vendor shall, on or before the Document Date, have delivered those certificates, documents, share certificates, consents and other documents and agreements set out in Paragraph 6.1 inclusive;

      (b) the title to the personal property, assets, Assets and Multimedia Assets of the Corporation being free and clear of all financial encumbrances as at the Document Date;

      (c) the purchase and sale of the Purchased Shares and Shareholders' Loans and the issuance of the Rule 144 Shares to the Vendor by the Purchaser as contemplated herein shall have been approved by any and all regulatory authorities whose prior approval thereof is required by law;

      (d) no damage, destruction, or loss to any Assets, Multimedia Assets or other assets of the Corporation shall have occurred prior to the Closing;

      (e) prior to the Closing no injunction or restraining order of a court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions between the parties contemplated hereby and no action or proceeding shall have been instituted and remain pending before any court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated hereby; and

      (f) prior to the Closing no event shall have occurred or condition or state of facts of any character shall have arisen or legislation, whether by statute, rule, regulation, by-law, or otherwise, shall have been introduced which might reasonably be expected to have a material adverse effect upon the financial condition, results of operations, business, or prospects of the Corporation, other than those of general application to businesses similar to that of the Corporation.

7.3 The Vendor's Conditions are for the exclusive benefit of the Vendor and may be waived in writing by the Vendor in whole or in part on or before the date for performance thereof or failing a specific date for performance on or before the Completion Date.

7.4 The Purchaser's Conditions are for the exclusive benefit of the Purchaser and may be waived in writing by the Purchaser in whole or in part on or before the date for performance thereof or failing a specific date for performance on or before the Completion Date.

7.5 If the Purchaser does not waive all of the conditions precedent set out in Paragraph 7.2 hereof then the Purchaser shall have no further interest in the Purchased Shares or Shareholders' Loans and all obligations of the Vendor and Purchaser one to the other set out herein shall automatically terminate.

                                    ARTICLE 8

               SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
               -----------------------------------------------------

8.1   Certificate of a Party
      ----------------------

      All statements contained in any certificate or other instrument delivered by or on behalf of any party pursuant to or in connection with the transactions contemplated by this Agreement shall be deemed to be made by such party hereunder.

8.2   Survival of Representations and Warranties of the Vendor
      --------------------------------------------------------

      All representations and warranties of the Vendor contained in this Agreement or contained in any agreement, certificate or other document delivered or given pursuant to this Agreement shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Purchaser with respect thereto, shall continue in full force and effect for the benefit of the Purchaser:

      (a) in respect of matters other than those set out in paragraph 8.2(b) and
          (c) hereof for a period of one (1) year from the Closing;

      (b) in respect of tax matters, unless resulting from any misrepresentation made or fraud committed in filing a return or supplying information for the purposes of the Income Tax Act (Canada), or any other legislation imposing tax on the Corporation, for the period commencing on the Closing and ending on the date on which the last applicable limitation period under applicable income tax or other tax legislation expires with respect to any taxation year which is relevant in determining any liability under this Agreement with respect to tax matters; and

      (c) there shall be no limit on the representations and warranties relating to title of the Vendor to the Purchased Shares and the Shareholders' Loans, title of the Corporation to the Assets and Multimedia Assets or relating to tax liability of the Corporation based on any misrepresentation made or fraud committed in filing a return or supplying information for purposes of any legislation imposing tax on the Corporation, and any claim in respect thereof (except a claim based on fraud) shall be made within such period in accordance with the provisions set out in Article 10 and upon the expiry of such period the Vendor shall have no further liability to the Purchaser hereunder with respect to any such representations or warranties.

8.3   Survival of Covenants
      ---------------------

      All covenants of the Vendor and the Purchaser contained in this Agreement including the indemnity covenants, or in any agreement or other document delivered or given pursuant to or in connection with this Agreement, shall survive the Closing.

                                        ARTICLE 9

                                  CLOSING ARRANGEMENTS
                                  --------------------

9.1   Time and Place of Closing
      -------------------------

      The completion of the transactions contemplated by this Agreement shall take place at the offices of the solicitors for the Purchaser, Beadle Woods, Suite 1710, 1177 West Hastings Street, Vancouver, British Columbia, Canada, and shall commence at 10:00 o'clock a.m. local time at Vancouver, British Columbia, Canada on the Completion Date, or at such other place on such other date or at such other time as may be mutually determined by the parties hereto.

9.2 The purchase and sale of the Purchased Shares herein contemplated shall, upon completion, be effective from 12:01 a.m. local time at Vancouver, British Columbia, Canada on the Effective Date.

9.3 All matters of payment, execution, delivery and registration of documents set out in this Agreement shall be deemed to be concurrent requirements notwithstanding the actual date of such payment, execution, delivery or registration and it is specifically agreed by the Vendor and Purchaser that nothing will be complete at the Closing until all such matters have been completed.

                                      ARTICLE 10

                                    INDEMNIFICATION
                                     --------------

10.1  Indemnification by the Vendor and Indemnifier
      ---------------------------------------------

      The Vendor shall indemnify and save the Purchaser and the Corporation harmless from and against all losses, costs, damages and liabilities suffered or incurred by the Purchaser or the Corporation relating to, arising from, or as a result of any breach of representation, warranty or covenant on the part of the Vendor contained in this Agreement or in any agreement or document delivered to the Purchaser pursuant to or in connection with this Agreement, including, without limitation, all claims, actions, suits, demands, costs and expenses, including reasonable legal fees and disbursements on a solicitor and own client basis and accounting fees, in respect of the foregoing.

10.2  Notice of Claim
      ---------------

      If the Purchaser (herein called the "Indemnified Party") wishes to make a claim for indemnification (herein called a "Claim") pursuant to this Article 10 against the Vendor (herein called the "Indemnifying Party"), the Indemnified Party shall promptly give notice to the Indemnifying Party of the Claim. Such notice shall specify whether the Claim originates with the Indemnified Party (herein called an "Original Claim") or with a Person other than the Indemnified Party (herein called a "Third Party Claim"), and shall also specify with reasonable particularity (to the extent that the information is available):

      (a) the factual basis for the Claim; and

      (b) the amount of the Claim, or, if an amount is not then determinable, an approximate and reasonable estimate of the potential amount of the Claim.

10.3  Procedure for Indemnification
      -----------------------------

      (a) Following receipt of notice of a Claim from an Indemnified Party, the Indemnifying Party shall have thirty (30) days (or such lesser period as may be required by law to file a defence) to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party and its authorized representatives the information relied upon by the Indemnified Party to substantiate the Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any extension thereof upon which they agree) to the validity and the amount of the claim' the Indemnifying Party shall immediately pay such amount to the Indemnified Party in full.

      (b) With respect to any Third Party Claim, the Indemnifying Party shall have the right exercisable by written notice to the Indemnified Party not later than thirty (30) days (or such lesser period as may be required by law to file a defence) following the Indemnifying Parties receipt of the notice of the Third Party Claim pursuant to Paragraph
          10.2 and at their own expense, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party's reasonable actual out-of-pocket expenses as a result of such participation or assumption and, at the Indemnified Parties' request, furnish the Indemnified Party with reasonable security against any costs or liabilities to which the Indemnified Party may be or become exposed by reason of such negotiation, settlement or defence. If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party, shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

10.4  Additional Rules and Procedures
      -------------------------------

      The obligation of the Indemnifying Party to indemnify the Purchaser pursuant to this Article shall also be subject to the following:

      (a) any Claim arising as a result of a breach of a representation or warranty shall be made not later than the date on which, pursuant to
          Article 8, such representation or warranty terminated;

      (b) if any Third Party Claim is of such a nature that the Indemnified Party is required by applicable law to make a payment to any Person
          (a "Third Party") with respect to such Third Party Claim before the completion of settlement negotiations or related proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Party;

      (c) except in the circumstance contemplated by Subparagraph 10.4(b) and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld);

      (d) the Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Third Party Claim;

      (e) the Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documents promptly as they become available) and shall be prepared to discuss the Third Party Claim with each other and with counsel at all reasonable times;

      (f) notwithstanding Paragraph 10.3(b), an Indemnifying Party shall not settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party;

      (g) the final determination of any Third Party Claim, including all related costs and expenses will be binding and conclusive upon the parties hereto as to the validity or invalidity, as the case may be, of such Third Party Claim;

      (h) if the Indemnified Party subsequently recovers all or part of the Third Party Claim from any other Personal legally obligated to pay the claim, the Indemnified Party shall forthwith repay to the Indemnifying

          Party the amounts recovered up to an amount not exceeding the payment made by the Indemnifying Party by way of indemnity;

      (i) the obligations of the various Persons comprising the Indemnifying Party shall be joint as well as several. There shall be no requirement that the Indemnified Party proceed against any one or all of the Persons comprising the Indemnifying Party before proceeding against any other such Person; and

      (j) the provisions of this Article 10 shall constitute the sole remedy of the Purchaser against the Vendor with respect to any and all breaches of any agreement covenant, representation or warranty made by such party in this Agreement or in any agreement; certificate or other document given pursuant to this Agreement.

                                          ARTICLE 11

                                        MISCELLANEOUS
                                        -------------

11.1  Brokerage, Commissions, etc.
      ----------------------------

      The Purchaser agrees to indemnify and save harmless the Vendor from and against any and all claims whatsoever for any brokerage, commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or has acted for the Purchaser.

11.2  Further Assurances
      ------------------

      This Agreement shall operate as an actual conveyance of the Purchased Shares and Shareholders' Loans, but each of the parties hereto covenants and agrees upon the request of the other party or parties hereto, whether before or after Closing, that it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to give full effect to this Agreement.

11.4  Notices
      -------

      Any notice, direction or other instrument required or permitted to be given to any party hereunder shall be in writing -and shall be sufficiently given if delivered personally, or if sent by registered prepaid mail or if transmitted by telecopier to such party:

      (a) in the case of a notice to the Purchaser at:

          Redmond Capital Corp.
          1250 West Hastings Street
          Vancouver, British Columbia
          Canada V6E 2M4
          Telecopier No. (604) 638-1642
          with a copy for information purposes only to:

          M. Byron Woods
          Beadle Woods, Corporate Commercial Lawyers
          Suite 1710, 1177 West Hastings Street
          Vancouver, British Columbia
          Canada V6E 2L3
          Telecopier No. (604) 681-0139

      (b) in the case of a notice to the Vendor at:

          1255 West Pender Street
          Vancouver, British Columbia
          Canada V6E 2V I

          Telecopier No. (604) 684-2108

      Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the date on which it was delivered at such address, provided that if such day is not a Business Day then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the Third Business Day next following the date of its mailing. Any notice transmitted by telecopier shall be deemed to have been given and received on the date of confirmation of receipt by the recipient provided that if such day is not a Business Day or if it is received after 5:00 o'clock p.m. in the recipient's time zone on the day of its transmission then it shall be deemed to have been given and received at the opening of business in the office of the recipient on the first Business Day next following the transmission thereof.

      Any party hereto may change its address for service from time to time by notice given to the other parties hereto in accordance with the forgoing.

11.5  Time of the Essence
      -------------------

      Time shall be of the essence of this Agreement.

11.6  Expense
      -------

      Except as otherwise provided herein, costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

11.7  Applicable Law
      --------------

      This Agreement shall be construed and enforced in accordance with and the rights of the parties shall be governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the Courts of the Province of

British Columbia and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of such Province.

11.8  Entire Agreement
      ----------------

      This Agreement (including the schedules hereto) and each of the other agreements or documents entered into in connection with or pursuant to this Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement or in the said other agreements or documents. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

11.9  Counterparts
      ------------

      This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement and may be delivered by facsimile.

11.10 Assignment
      ----------

      This Agreement and the rights and obligations of the Vendor and the Purchaser set out herein may not be assigned by the Vendor or the Purchaser.

11.11  Joint and Several Liability
       ---------------------------

       All obligations, representations, warranties, covenants and agreements of the Vendor set out herein are joint as well as several.

11.12 Form of Documents Delivered by Vendor
      -------------------------------------

      All documents, share certificates, assignments, legal opinions and certificates delivered to the purchaser on or prior to the Completion Date are required to be in a form satisfactory to the Purchaser's legal counsel.

11.13 Parties in Interest
      -------------------

      This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives and successors.

      IN WITNESS WHEREOF this Agreement has been executed by the parties hereto this day of July, 1999.

REDMOND CAPITAL CORP.

per:   /s/ Kevan Garner
       -----------------------------
       Authorized Signatory


/s/ Douglas R. Walls                      /s/ Maureen McDonald
  --------------------------------------  --------------------------------------
  DOUGLAS R. WALLS                        Witness


/s/ A. Ross Belyea                        /s/ Joan MacKenzie
  --------------------------------------  --------------------------------------
A. ROSS BELYEA                            Witness


/s/Jason Gray                             /s/ signed
  --------------------------------------  --------------------------------------
JASON GRAY                                Witness


/s/ Joan MacKenzie                        /s/ A. Ross Belyea
  --------------------------------------  --------------------------------------
JOAN MacKENZIE                            Witness


/s/ E.A. Magee                            /s/ T. Sanford
  --------------------------------------  --------------------------------------
EDWARD A. MAGEE                           Witness


/s/Stan Semrau                            /s/ Joan MacKenzie
  --------------------------------------  --------------------------------------
STAN SEMRAU                               Witness

Exhibit 10b


                               SCHEDULE II
                               -----------

                        PROFIT SHARING AGREEMENT
                        ------------------------

        This Agreement made effective the 1st day of July, 1999.

BETWEEN:

        REDMOND CAPITAL CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4

        (hereinafter called the "Redmond")

                                                               OF THE FIRST PART

AND:

        DOUGLAS R. WALLS, A. ROSS BELYEA, JASON GRAY and JOAN MacKENZIE, Businesspersons, all c/o 1255 West Pender Street, Vancouver, British Columbia, V6B 2V I

        (hereinafter collectively called the "Vendors")

                                                         OF THE SECOND PART AND:

        SIRIUS ANIMATION INCORPORATED, a company duly incorporated under the laws of the Province of British Columbia and having its office at 1255 West Pender Street, Vancouver, British Columbia, V6B 2VI

        (hereinafter called the "Corporation")

                                                               OF THE THIRD PART

WHEREAS:

A. Redmond as purchaser and the Vendors as vendors have entered into a Share Purchase Agreement made effective July 1, 1999 whereby Redmond purchased and the Vendors sold all of the issued shares of the Corporation legally and beneficially owned by the Vendors and assigned to Redmond all of the interest of the Vendors in loans advanced by the Vendors to the Corporation;

B. Redmond as lender and the Corporation as borrower have entered into a Loan Agreement made effective July 1, 1999 (the "Loan Agreement") whereby Redmond agreed to advance certain loans to the Corporation (the "Loans") and the Corporation granted security to Redmond for the repayment of the Loans all as more particularly set out in the Loan Agreement;

C. It has been agreed by Redmond and the Vendors, as a term of the Share Purchase Agreement that the parties thereto would deliver this Profit Sharing Agreement concurrently with the completion of the transactions contemplated by the Share Purchase Agreement.

C. it has been agreed by Redmond and the Vendors, as a term of the Share Purchase Agreement that the parties thereto would deliver this Profit Sharing Agreement concurrently with the completion of the transactions contemplated by the Share Purchase Agreement.

NOW THEREFORE in consideration of the payment by Redmond and the Vendors each to the other of the sum of $10.00 (the receipt and sufficiency whereof is hereby acknowledged) and other good and valuable consideration including Redmond and the Vendors entering into the Share Purchase Agreement and Redmond entering into the Loan Agreement the parties hereto agree as follows:

1. Redmond and the Vendors covenant and agree that, subject to the provisions of paragraph 2 hereinafter, the net after tax profit of the Corporation from the first episode of "The Elf King" series (the "First Episode") to be developed by the Corporation (the "First Episode Net Profit"), within 15 days after the First Episode Net Profit has been determined, shall be paid out by the Corporation in the following priority to the parties:

     (a) firstly to Redmond in repayment of all Loans made to the Corporation by Redmond pursuant to the Loan Agreement; and

     (b) secondly any remainder of the First Episode Net Profit to Redmond as to a 75% share (the "Redmond Share") and the Vendors as to a 25% share (the "Vendors' Share").

2. The Vendors' Share of the First Episode Net Profit shall be decreased and the Redmond Share of the First Episode Net Profit shall be increased by the following percentages in the event of the following events occurring:

(a) If Redmond elects, pursuant to the terms of the Loan Agreement, to advance funds thereunder to the Corporation in excess of the sum of $360,000.00 (the "Excess Advances") then and in that event the Vendors' Share of the First Episode Net Profit shall be reduced by that amount obtained when the Vendors' Share (ie. 25%) is multiplied by a fraction the numerator of which will be the amount of the Excess Advances and the denominator of which shall be $150,000.00 (such that in the event the total of the Excess Funds was $150,000.00 the Vendors' Share would be reduced to 0%) and the Redmond Share shall be increased by an amount equal to such reduction in the Vendors' Share; or

(b) If the First Episode is not completely developed and ready for distribution (hereinafter called "Completion") on or before January 15, 2000 and Redmond elects not to advance the Excess Funds the Vendors' Share shall be reduced by that amount obtained when the Vendors' Share (ie. 25%) is multiplied by a fraction the numerator of which will be the number of days after January 15, 2000 that Completion of the First Episode is achieved and the denominator of which shall be 75 (such that if Completion of the First Episode is achieved on March 30, 2000 or later the Vendors' Share shall be reduced to 0%) and the Redmond Share shall be increased by an amount equal to such reduction in the Vendors' Share.

3. Redmond and the Vendors covenant and agree that the net after tax profit of the Corporation from episodes two through thirteen of "The Elf King" series (the "Next Twelve Episodes") to be developed by the Corporation (the "Next Twelve Episodes Net Profit"), within 15 days after the net after tax profit of each of the Next Twelve Episodes has been determined, shall be paid out by the Corporation in the following priority to the parties:

     (a) firstly to Redmond in repayment of all Loans made to the Corporation by Redmond pursuant to the Loan Agreement; and

     (b) secondly any remainder of the Next Twelve Episode Net Profit to Redmond as to a 90% share (the "Redmond Share") and the Vendors as to a 10% share (the "Vendors' Share").

4. All net after tax profit of the Corporation other than the First Episode Net Profit and the Next Twelve Episodes Net Profit shall be distributed to Redmond as and when the directors of the Corporation, in their discretion, may decide.

5. This Profit Sharing Agreement shall be effective from and including July 1, 1999.

6. It shall be a condition precedent to this agreement and the obligations of the parties hereto that this agreement shall have been approved by any and all regulatory authorities whose prior approval hereof is required by law.

7. This Agreement (including the schedules hereto) and each of the other agreements or documents entered into in connection with or pursuant to this Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement or in the said other agreements or documents. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

8. Each of the parties hereto, upon the request of and at the cost of the other party hereto, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, discharges, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transaction contemplated by this Profit Sharing Agreement.

9.   Time shall be of the essence of this Profit Sharing Agreement.

10. This Profit Sharing Agreement, whether in original, telegram or telefax form, may be executed in one or more counterparts by any one or more of the parties hereto and each such counterpart will be deemed an original hereof and together shall be deemed to constitute one and the same agreement.

11. This Profit Sharing Agreement and the Vendors' interest herein may not be assigned by the Vendors.

12. This Profit Sharing Agreement shall enure to the benefit of and be binding upon the parties hereto, the heirs, executors, administrators and personal representatives of the Vendors, and the successors, including any successors by reason of amalgamation, and assigns of Redmond or the Corporation.

13. This Profit Sharing Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein.

14. Wherever the singular or plural, or the masculine or feminine or neuter pronoun is used, each will include the other or others of them respectively as the context, or the gender of any of the parties hereto, shall require.

15. The obligations and liabilities of the Vendors set out herein shall, between the individuals comprising the Vendors, be joint as well as several.

16. Any notice, direction or other instrument required or permitted to be given to any party hereunder shall be in writing and shall be sufficiently given if delivered personally, or if sent by registered prepaid mail or if transmitted by telecopier to such party:

     in the case of a notice to Redmond at:

     1250 West Hastings Street
     Vancouver, B.C., V6E 2M4

     Attention: Mr. Kevan Garner
     ---------------------------

     Telecopier No. (604) 638-1642

     with a copy to:

     Beadle Woods, Corporate Commercial Lawyers
     1710 - 1177 West Hastings Street
     Vancouver, B.C., V6E 2L3

     Attention: Mr. M. Byron Woods
     -----------------------------

     Telecopier No. (604) 681-0139

     Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the date on which it was delivered at such address, provided that if such day is not a Business Day then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the Third Business Day next following the date of its mailing. Any notice transmitted by telecopier shall be deemed to have been given and received on the date of confirmation of receipt by the recipient provided that if such day is not a Business Day or if it is received after 5:00 o'clock p.m. in the recipient's time zone on the day of its transmission then it shall be deemed to have been given and received at the opening of business in the office of the recipient on the first Business Day next following the transmission thereof.

     Any party hereto may change its address for service from time to time by notice given to the other parties hereto in accordance with the forgoing.

17. The term, "Business Day", as utilized in this Loan Agreement, means a day which is not a Saturday, Sunday or statutory holiday in the jurisdiction of the addressee.

18. All references to any dollar amounts or monies set out herein shall be deemed to be references to such amounts in Canadian currency.

     IN WITNESS WHEREOF this Profit Sharing Agreement has been executed and delivered by the parties hereto as of the date first above written.


The Common Seal of REDMOND CAPITAL              )
CORP. was hereunder affixed in the presence of. )
                                                )
                                                )

---------------------------------               )
Authorized Signatory                            )                    c/s
                                                )
                                                )
---------------------------------               )
Authorized Signatory                            )
                                                )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
---------------------------------               )
Signature                                       )
                                                )
                                                )
---------------------------------               )       ------------------------
Name                                            )       DOUGLAS R. WALLS
                                                )
                                                )
---------------------------------               )
Address                                         )
                                                )
                                                )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
/s/ Philip Cook                                 )
---------------------------------               )
Signature                                       )
                                                )
                                                )
Philip Cook                                     )        /s/ A. Ross Belyea
---------------------------------               )       ------------------------
Name                                            )       A. ROSS BELYEA
                                                )
                                                )
3E E 20th                                       )
---------------------------------               )
Address                                         )
                                                )
                                                )
Businessman                                     )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
---------------------------------               )
Signature                                       )
                                                )
                                                )
---------------------------------               )       ------------------------
Name                                            )       JASON GRAY
                                                )
                                                )
---------------------------------               )
Address                                         )
                                                )
                                                )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
/s/ Philip Cook                                 )
---------------------------------               )
Signature                                       )
                                                )
                                                )
Philip Cook                                     )        /s/ Joan MacKenzie
---------------------------------               )       ------------------------
Name                                            )       JOAN MacKENZIE
                                                )
                                                )
3E E 20th                                       )
---------------------------------               )
Address                                         )
                                                )
                                                )
Businessman                                     )
---------------------------------               )
Occupation                                      )

The Common Seal of SIRIUS ANIMATION             )
INCORPORATED was hereunder affixed in           )
the presence of:                                )
                                                )
                                                )
                                                )
---------------------------------               )
Authorized Signatory                            )                    c/s
                                                )
                                                )
---------------------------------               )
Authorized Signatory                            )
                                                )

Exhibit 10c

                                 LOAN AGREEMENT
                                 --------------

This Loan Agreement dated for reference and made effective July 1, 1999.

BETWEEN:

       REDMOND CAPITAL CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4

       (hereinafter called the "Lender")

                                                               OF THE FIRST PART
AND:

       SIRIUS ANIMATION INCORPORATED, a company duly incorporated under the laws of the Province of British Columbia and having its office at 1255 West Pender Street, Vancouver, British Columbia, V613 2V I

       (hereinafter called the "Borrower")

                                                              OF THE SECOND PART
AND:

       DOUGLAS R. WALLS, A. ROSS BELYEA, JASON GRAY and JOAN MacKENZIE, Businesspersons, all c/o 1255 West Pender Street, Vancouver, British Columbia, V6B 2V1

       (hereinafter collectively called the "Vendors")

                                                               OF THE THIRD PART

WHEREAS:

A. By a Share Purchase Agreement made effective July 1, 1999 and entered into by the Lender as purchaser and the Vendors as vendors (the "Purchase Agreement") the Lender agreed to purchase and the Vendors agreed to sell all of issued and outstanding shares of the Borrower and all shareholders' loans due to the Vendors from the Borrower all effective as at July 1, 1999;

B. It was a term of the Purchase Agreement that a Loan Agreement would be entered into contemporaneously with the completion of the transactions contemplated by the Purchase Agreement which would set out the terms and conditions of the advance of loans by the Lender to the Borrower; and

C. It was a term of the Purchase Agreement that the parties thereto would enter into a Profit Sharing Agreement the form of which is attached to the Purchase Agreement as Schedule I I contemporaneously with the completion of the transactions contemplated by the Purchase Agreement which would set out the terms and conditions of the division of the net after tax profit of the Borrower between the Lender and the Vendors.

NOW THEREFORE THIS LOAN AGREEMENT WITNESSETH as follows:

1. The Lender covenants to lend to the Borrower up to the maximum of $55,385.00 (Canadian funds) during each month commencing with the month of July, 1999 and each and every month thereafter to and including the month of December, 1999 and a maximum of $27,690.00 during the period January 1, 2000 to January 15, 2000 (the "Periodic Loans"). The amount to be loaned in each month shall be equal to the expenses incurred by the Borrower during that month up to an amount which is equal to the number of months of the Budget Period (as such term is hereinafter defined) then expired multiplied by $55,385.00, less the cumulative amount of Periodic Loans previously advanced. The Lender covenants to release monies as Periodic Loans as and when required to meet the expenses of the Borrower. The Lender, as the sole shareholder of the Borrower, shall make its best efforts to cause the Periodic Loans to be expended only in the development of the First Episode (as hereinafter defined).

2. The Vendors, as the creative team for the business of the Borrower, have prepared a budget for the Borrower for the period July 1, 1999 to January 15, 2000 (the "Budget Period") which budget reflects total projected expenditures of $360,000.00 (the "Budget Amount"), which budget is attached hereto as Schedule "A". The Vendors represent and warrant that the whole of the expenditures by the Borrower in respect of the business of the Borrower for the Budget Period will be equal to or less than the Budget Amount.

3. The Vendors, as the creative design team for the business of the Borrower, have prepared a time schedule for the development of the first episode of "The Elf King" series (the "Development Schedule") which sets out that the development time required is a period of time equal to the Budget Period (the "Development Period").

4. If the amount of funds required to develop the first episode of "The Elf King" series (the "First Episode") is greater than the Budget Amount due to the inability of the Borrower to complete the development of the First Episode within the Development Period (the "Delay Shortfall") then and in that event the Vendors shall have the first option to provide to the Borrower, without obligation of the Borrower to repay, the amount of the Delay Shortfall (the "Vendors' Funds") within ten (10) days of such amount being identified by the Borrower and notice thereof being given to the Vendors. Failing the advance of the Vendors' Funds within the time frame set out the Lender, at its option to be exercised in each and every month following the expiry of the Development Period until completion of the development of the First Episode, may elect to lend to the Borrower such further amounts as may be required to permit the Borrower to meet its obligations (the "Further Advances") which Further Advances shall be added to and shall form a part of the Periodic Loans.

5.   If the First Episode is completely developed within the Development
     Period but the expenditures incurred by the Borrower in such development are greater than the Budget Amount (the "Budget Shortfall") then and in the event the Vendors shall have the first option to provide to the Borrower, without obligation of the Borrower to repay, the amount of the Budget Shortfall (the "Vendors' Funds") within ten (10) days of such amount being identified by the Borrower and notice thereof being given to the Vendors. Failing the advance of the Vendors' Funds within the time frame set out the Lender, at its option, may advance the amount of such excess expenditures (the "Excess Advances") to the Borrower which Excess Advances shall be added to and shall form a part of the Periodic Loans.

6. The Borrower shall pay the whole of the amount of the outstanding Periodic Loans to the Lender immediately upon demand being made therefor by the Lender after the expiry of the Development Period.

7. Notwithstanding the demand nature of the Periodic Loans the Borrower shall pay to the Lender, in priority to any other distribution to any other legal entity, the whole of the amount of the outstanding Periodic Loans from any and all net after tax profit earned by the Borrower as set out in the Profit Sharing Agreement and so long as such payments are made the Lender agrees to not demand repayment of the Periodic Loans.

8. The Borrower shall evidence the repayment obligation of the Periodic Loans by the issuance of a Promissory Note in favour of the Lender and shall grant to the Lender a general security agreement (the "GSA") granting the Lender a first fixed and floating charge over all of the personal property of the Borrower (the "First Charge").

9. If the Lender fails to advance that portion of the Periodic Loans set out in paragraph I hereof then and in that event all of the right, title and interest of the Borrower in the scripts, titles, technology and intellectual property developed in respect of the First Episode as more particularly set out in Schedule 9 of the Purchase Agreement (the "Developed Assets") shall be transferred to and become the sole property of the Vendors and, for the limited purpose of such transfer, the Borrower hereby appoints any one of the Vendors its attorney in fact for the purpose of the execution of such documents and agreements as are required to effect such a transfer and the Lender hereby appoints any one of the Vendors its attorney in fact for the purpose of executing and registering a discharge of the Lender's First Charge over the Developed Assets of the Borrower being so transferred to the Vendors.

10.  If the Lender elects not to advance any Further Advances or Excess
     Advances to the Borrower the Vendors shall not as a result of such election by the Lender, obtain any right, title or interest in the Developed Assets or any other assets of the Borrower.

11. The Borrower shall insure and keep insured all of the assets of the Borrower as required pursuant to the terms of the GSA with first loss payable to the Lender.

12.  Intentionally deleted.

13.  The effective date of this Loan Agreement shall be July 1, 1999.

14. It shall be a condition precedent to this agreement and the obligations of the parties hereto that this agreement shall have been approved by any and all regulatory authorities whose prior approval hereof is required by law.

15. This Agreement (including the schedules hereto) and each of the other agreements or documents entered into in connection with or pursuant to this Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement or in the said other agreements or documents. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

     documents. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

16. Each of the parties hereto, upon the request of and at the cost of the other party hereto, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, discharges, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transaction contemplated by this Loan Agreement.

17.  Time shall be of the essence of this Loan Agreement.

18. This Loan Agreement, whether in original, telegram or telefax form, may be executed in one or more counterparts by any one or more of the parties hereto and each such counterpart will be deemed an original hereof and together shall be deemed to constitute one and the same agreement.

19. The parties hereto agree that the whole of the Periodic Loans shall be immediately due and payable, without notice, upon the happening of the earliest of the following events:

     (a)  agreement between the parties hereto to terminate this Loan
          Agreement; or
     (b) the appointment of a trustee, receiver or liquidator on the bankruptcy, insolvency, liquidation or winding-up of the Borrower or the occurrence of any other event that would permit a trustee or receiver to administer the affairs of the Borrower or if the Borrower takes advantage of any legislation or statute for the benefit of bankrupt or insolvent debtors;

20. The terms and conditions set out in the GSA, where not in conflict herewith, are hereby incorporated into and shall form a part of this Loan Agreement. Any default under the GSA shall be deemed a default under this Loan Agreement and any default under the Loan Agreement shall be deemed a default under the GSA.

21. This Loan Agreement shall enure to the benefit of and be binding upon the Lender and Borrower and the successors and assigns thereof including any successors by reason of amalgamation.

22. This Loan Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein.

23. Wherever the singular or plural, or the masculine or feminine or neuter pronoun is used, each will include the other or others of them respectively as the context, or the gender of any of the parties hereto, shall require.

24. Any notice, direction or other instrument required or permitted to be given to any party hereunder shall be in writing and shall be sufficiently given if delivered personally, or if sent by registered prepaid mail or if transmitted by telecopier to such party:

     in the case of a notice to Redmond at:

     1250 West Hastings Street
     Vancouver, B.C., V6E 2M4
     Attention: Mr. Kevan Garner
     Telecopier No. (604) 638-1642
     with a copy to:

     Beadle Woods Corporate
     Commercial Lawyers
     1710 - 1177 West Hastings Street
     Vancouver, B.C., V6E 2L3
     Attention: Mr. M. Byron Woods
     Telecopier No. (604) 681-0139.

     Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the date on which it was delivered at such address, provided that if such day is not a Business Day then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the Third Business Day next following the date of its mailing. Any notice transmitted by telecopier shall be deemed to have been given and received on the date of confirmation of receipt by the recipient provided that if such day is not a Business Day or if it is received after 5:00 o'clock p.m. in the recipienfs time zone on the day of its transmission then it shall be deemed to have been given and received at the opening of business in the office of the recipient on the first Business Day next following the transmission thereof.

     Any party hereto may change its address for service from time to time by notice given to the other parties hereto in accordance with the foregoing.

25. The term, "Business Day", as utilized in this Loan Agreement means a day which is not a Saturday, Sunday or statutory holiday in the jurisdiction of the addressee.

26. All references to any dollar amounts or monies set out herein shall be deemed to be references to such amounts in Canadian currency.

27. The Vendors are named as a party hereto solely for the purpose of identification and for no other purpose whatsoever.

     IN WITNESS WHEREOF this Loan Agreement has been executed and delivered by the parties hereto as of the date first above written.

The Common Seal of REDMOND CAPITAL              )
CORP. was hereunder affixed in the presence of. )
                                                )
                                                )
/s/ Kevin Garner                                )
---------------------------------               )
Authorized Signatory                            )                    c/s
                                                )
                                                )
---------------------------------               )
Authorized Signatory                            )
                                                )

The Common Seal of SIRIUS ANIMATION             )
INCORPORATED was hereunder affixed in           )
the presence of:                                )
                                                )
                                                )
/s/ A. Ross Belyea                              )
---------------------------------               )
Authorized Signatory                            )                    c/s
                                                )
                                                )
---------------------------------               )
Authorized Signatory                            )
                                                )
                                                )
                                                )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
/s/ Maureen McDonald                            )
---------------------------------               )
Signature                                       )
                                                )
Maureen McDonald                                )       /s/ Douglas R. Walls
---------------------------------               )       ------------------------
Name                                            )       DOUGLAS R. WALLS
                                                )
                                                )
1892 Dewdney Road                               )
Kelowna, BC                                     )
---------------------------------               )
Address                                         )
                                                )
                                                )
Housewife                                       )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
/s/ Philip Cook                                 )
---------------------------------               )
Signature                                       )
                                                )
                                                )
Philip Cook                                     )        /s/ A. Ross Belyea
---------------------------------               )       ------------------------
Name                                            )       A. ROSS BELYEA
                                                )
                                                )
3E E 20th                                       )
---------------------------------               )
Address                                         )
                                                )
                                                )
Businessman                                     )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
/s/ Lee Kline                                   )
---------------------------------               )
Signature                                       )
                                                )
                                                )
Lee Kline                                       )       /s/ Jason Gray
---------------------------------               )       ------------------------
Name                                            )       JASON GRAY
                                                )
                                                )
Toronto, Ontario                                )
---------------------------------               )
Address                                         )
                                                )
                                                )
President, Radiant Media                        )
---------------------------------               )
Occupation                                      )

SIGNED, SEALED AND DELIVERED in                 )
the presence of:                                )
                                                )
                                                )
---------------------------------               )
Signature                                       )
                                                )
                                                )       /s/ Joan MacKenzie
---------------------------------               )       ------------------------
Name                                            )       JOAN MacKENZIE
                                                )
                                                )
---------------------------------               )
Address                                         )
                                                )
                                                )
---------------------------------               )
Occupation                                      )

Exhibit 10d

                                      LOAN AGREEMENT

THIS AGREEMENT made the 31st day of March, 2000

BETWEEN:

          FIRST NEVISIAN HOLDINGS LTD., a body corporate incorporate pursuant to the laws of West Indies, and having its offices at Henville Building, Prince Charles Street, Charleston, Nevis, West Indies

          (collectively referred to as the "Lender")

                                                               OF THE FIRST PART

AND:

          REDMOND CAPITAL CORPORATION, a body corporate incorporated pursuant to the laws of Florida, USA, and having its offices at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4

          (hereinafter called the "Company")

                                                              OF THE SECOND PART

WHEREAS:

A. The Lender has agreed to loan the sum of US $3,000,000.00 to the Company in order to finance the Company's business (the "Loan"); and

B. In consideration of the Loan, the Company has agreed to issue a convertible debenture to the Lenders on the terms and conditions set forth herein.

NOW THEREFORE WITNESSETH that in consideration of the premises in the sum of Ten ($10.00) Dollars now paid by the Lender to the Company and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the Company), the parties hereto covenant and agree as follows:

1. The Lender has agreed to loan the sum of Three Million (US $3,000,000.00) Dollars in US funds to the Company (the "Loan") to be paid to the Company upon execution of this Agreement.

2. As consideration for the Loan, the Company agrees to issue a convertible debenture to the Lender, as set forth in Schedule "A" of this Agreement. The convertible debenture will be issued pursuant to the exemption under Regulation S promulgated under the US Securities Act of 1933 (the "Act") and the applicable Florida laws.

3. The Lender acknowledges that it is not a US person under the Act and is not acquiring the convertible debenture for the account or benefit of any U.S. person, and the convertible debenture and the Common Shares of the Company issued to it upon convertion must be held indefinitely unless subsequently registered under the Act or unless an execmption for such registration is available, and will bear a restrictive legend pursuant to restirctions on resale under Rule 144 of the Act.

3. Any notice to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered to, or sent by prepaid registered post addressed to, the respective addresses of the parties appearing on the first page of this agreement (or to such other address as one party provides to the other in a notice given according to this paragraph). Where a notice is given by registered post it shall be conclusively deemed to be given and received on the fifth day after its deposit in a Canada post office at any place in Canada.

4. This Agreement may not be assigned by any party without the prior written consent of the other parties.

5. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

6. This Agreement shall be governed by and interpreted in accordance with the laws of British Columbia, Canada.

7.  Time shall be of the essence of this Agreement.

IN WITNESS WIHEREOF the parties hereto have executed this agreement the day and year first above written.

THE CORPORATE SEAL OF                          )
FIRST NEVISIAN HOLDINGS LTD.                   )
was hereunto affixed in the presence of:       )
                                               )
                                               )
/s/ signed                                     )                 c/s
-----------------------------------------      )
Authorized Signatory                           )
                                               )
                                               )
                                               )

THE CORPORATE SEAL OF                          )
REDMOND CAPITAL CORPORATION                    )
was hereunto affixed in the presence of:       )
                                               )
                                               )
/s/ J.D. Palmer                                )                  c/s
-----------------------------------------      )
Authorized Signatory                           )
                                               )
                                               )
                                               )


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                                  CONVERTIBLE DEBENTURE

                               REDMOND CAPITAL CORPORATION

                 a Company incorporated under the laws of Florida, USA under Certificate of Incorporation No. P96000075852 and having its registered office situate at 941 Fourth Street, #200, Miami Beach, FL, USA 33139

PRINCIPAL AMOUNT: US $3,000,000.00

1. For value received, REDMOND CAPITAL CORPORATION, a Florida company incorporated under Certificate of Incorporation No. P96000075852 having its registered office at 941 Fourth Street, #200, Miami Beach, FL, USA 33139, (the "Company") will pay to First Nevisian Holdings Ltd., of Henville Building, Prince Charles Street, Charleston, Nevis, West Indies (the "Debenture Holder"), on the date which is the earlier of the date on which the full amount of the Principal Sum has been converted into Common shares of the Company and the third anniversary of the date of this Debenture (the "Maturity Date"), the sum of Three Million (US $3,000,000.00) DOLLARS of lawful money of the United States (the "Principal Sum") (less such amount of the Principal Sum as has, prior to such date, been converted into Common Shares in accordance with the provisions of section 6 of this Debenture), together with interest as hereinafter provided. Interest shall accrue on all or such lesser portion of the Principal Sum as has, from time to time, not been converted into Common Shares in accordance herewith, at the rate of ten percent (10.0%) per annum, which interest shall be calculated from the date hereof and yearly, not in advance, such compounding to commence on the date which is twelve calendar months from the date of this Debenture, both before and after maturity, default and judgment, and shall be paid by the Company quarterly, in advance, with any unpaid accrued interest to be paid on the Maturity Date. (The Company will pay interest at the aforesaid rate on overdue interest and on all other amounts which may become due hereunder).

2. The Principal Sum and interest payable hereunder and hereby secured shall be payable at the place referred to in paragraph 8 hereof or at such other place as the Debenture Holder may in writing from time to time direct.

3. As security for payment of the Principal Sum and interest, and interest on overdue interest, and of all and every indebtedness, present and future, direct or indirect, absolute or contingent of the Company to the Debenture Holder and of all and every liability, present and future, direct or indirect, absolute or contingent, of the Company to the Debenture Holder and of advances and re-advances from time to time and for the performance of the obligations and the covenants of the Company herein contained, the Company hereby charges to and in favour of the Debenture Holder as and by way of a floating charge all of its property (the "Property"). The Company shall not grant any mortgage of or create any charge, lien or encumbrance on the Property subject to the charge hereby granted ranking in priority to or pari passu with this Debenture without the prior written consent of the Debenture Holder.

4. The last day of any term created by any lease or agreement therefor is hereby excepted out of the charge created by this Debenture but the Company

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shall stand possessed of the reversion thereby remaining in the Company upon trust for the Debenture Holder to assign and dispose thereof as the Debenture Holder shall direct.

5. This Debenture is issued subject to and with the benefit of the Conditions attached hereto, each and all of which form part of this Debenture.

6. Subject to the terms and conditions of this Debenture, the Debenture Holder and the Company shall, as hereinafter provided, have a right prior to the maturity of this Debenture, to convert the outstanding Principal Sum and Interest into fully paid common shares (the "Common Shares") in the capital stock of the Company, such shares to rank pari passu in all respects with Common Shares then outstanding, at a conversion price of Two Dollars (US $2.00) in United States of America funds per Common Share.

(a) If the Debenture Holder wishes to exercise some or all of the conversion rights as aforesaid it shall deliver to the Company at 1255 West Pender Street, Vancouver, British Columbia, V6E 2VI, notice in writing containing notice of exercise of his right to convert this Debenture specifying such part of the Principal Sum and Interest hereof to be converted, naming the person in whose name the Common Shares are to be issued. In the event that the whole of the Principal Sum and Interest is converted into Common Shares prior to the maturity of this Debenture, the Debenture Holder shall deliver the Debenture to the Company at the time of giving notice under this subparagraph. The Company may require delivery to it of a fee equivalent to any security transfer tax or transfer agent fee which may be properly required to effect the issue of Common Shares to the registered holder hereof Upon delivery of the notice of exercise to the Company, the Company shall deliver the direction and certified cheque (if any) to the Company's principal transfer agent in Phoenix, Arizona and upon such delivery the person designated in the said notice shall be deemed for all purposes the holder of record of fully paid Common Shares in the capital stock of the Company to the number designated in such notice. Such person shall be entitled to delivery by the Company of a certificate representing such Common Shares promptly after the exercise of the right of such conversion;

(b) If any of the Common Shares to which the holder may be entitled as a result of the exercise of the rights conferred by this part of the Debenture are issued prior to the first anniversary of this Debenture, the Common Shares shall be delivered to the registered holder endorsed with an appropriate legend;

(c) In the event that any dividends are declared on any of the Common Shares issuable upon such conversion, the Company covenants to reserve an amount equal to the amount of such dividends and shall pay such dividends accordingly to the person into whose name the Common Shares are issued;

(d) If the Company shall declare and pay a stock dividend upon its Common Shares prior to the date of conversion, then there shall be reserved out of such stock dividend an appropriate number of Common Shares so that the Debenture Holder converting its Debenture into Common Shares of the Company shall receive its pro rata share of any stock dividend declared prior to the date of conversion;

(e) In the event of any subdivision or re-division or change of the shares of the Company at any time while this Debenture is outstanding into a greater or lesser number of shares, the Company shall deliver at the time of the


9985.002\loanagmt.doc
      exercise thereafter of the right of conversion by the registered holder of this Debenture such additional number of shares (or lesser) as would have resulted from such subdivision, re-division or change if the fight of conversion had been exercised prior to the date of such subdivision, re-division or change,

(f) The Company covenants that so long as this Debenture shall remain outstanding and it has reserved in its treasury unissued Common Shares that it shall not alter any of the fights or restrictions attached to such Common Shares remaining held and unissued in its treasury in contemplation of the exercise of rights of conversion under this Debenture, except for the purpose of subdivision or re-division or consolidation as aforesaid;

(g) Nothing in this paragraph shall be construed as to prevent the Company from either increasing its authorized capital or issuing additional Common Shares from its treasury for its proper corporate purposes;

(h) The exercise of the fights of conversion set forth herein are subject to the consent of the regulatory authorities having jurisdiction over the issuance of the Company's securities which authorities are also empowered to fix the price at which the Debenture Holder may convert its portion of the Debenture into common stock of the Company. The terms and conditions restricting resale of any of the Common Shares so converted are those that may be imposed by the regulatory authorities having jurisdiction over the offering of the Company's securities.

7. Any notice to the Company in connection with this Debenture shall be well and sufficiently given if sent by prepaid registered mail or delivered to the Company addressed as follows:

           Redmond Capital Corporation
           1255 West Pender Street
           Vancouver, B.C., V63 2VI
           Canada

Any such notice shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following that on which it was mailed.

8. Any notice to the Debenture Holder in connection with this Debenture shall be well and sufficiently given if sent by prepaid registered mail or delivered to the Debenture Holder addressed as follows:

           First Nevisian Holdings Ltd.
           Henville Building
           Prince Charles Street
           Charleston, Nevis
           West Indies

Any such notice shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following that on which it was mailed.

9. In the event of a known interruption of postal services, any notice required or contemplated herein shall be deemed to have been delivered to the Company if delivered by hand to the registered office of the Company and to the

9985.002\loanagmt.doc

Debenture Holder if delivered by hand to the address of the Debenture Holder set forth herein.

10.  The proper law of this Debenture is the law of British Columbia, Canada

11. This Debenture may not be transferred without registration under the Securities Act of 1933 of the United States and its amendments (the "Act") and the applicable Florida state laws or, in the alternative, an opinion of US counsel stating that an exemption from such registration is available under the US federal and applicable state laws. The Debenture may not be offered for sale, pledged or hypothecated in the U. S. or to US persons in the absence of a registration statements in effect with respect to the securities under such act or an opinion of counsel satisfactory to the Company that such registration is not required. Hedging transactions involving this Debenture may not be conducted unless in compliance with the Act and the applicable Florida state laws. The shares issued would be subject to restriction on transferability and resale and may not be transferred or resold in the U.S. or to US persons except as permitted under the Act and applicable state laws pursuant to registration or exemption therefrom.

IN WITNESS WHEREOF the Company has hereunto caused its corporate seal to be affixed in the presence of its duly authorized officers in that behalf as of the 31st day of March, 2000.

THE COMMON SEAL OF                             )
REDMOND CAPITAL CORPORATION                    )
was hereunto affixed in the presence of:       )
                                               )
                                               )
                                               )                  c/s
-----------------------------------------      )
Authorized Signatory                           )
                                               )
                                               )
-----------------------------------------      )
Authorized Signatory                           )
                                               )
                                               )









9985.002\loanagmt.doc

                                      CONDITIONS

                            Referred to in the Debenture of
                     REDMOND CAPITAL CORPORATION (the "Company")

                  in favour of FIRST NEVISIAN HOLDINGS LTD. in the
                               amount of US $3,000,000.00

1. This Debenture is issued in accordance with the Resolutions of the Directors (and of the members as applicable) of the Company and all other matters and things have been done and performed so as to authorize and make the execution, creation and issue of this Debenture legal and valid and in accordance with the requirements of the laws relating to the Company and all other statutes and laws on that behalf.

If this Debenture is redeemed by the Company, it shall be cancelled and shall not be reissued, but:

(a) any partial payment made thereon by the Company to the Debenture Holder, or

(b) any partial conversion of the Principal Sum or Interest into Common Shares of the Company,

shall be deemed not to be a redemption or cancellation pro tanto or otherwise, and this Debenture shall be and remain valid security for any subsequent advance or re-advance by the Debenture Holder to the Company to the same extent as if the said advance or re-advance had been made on the issue of this Debenture.

2. The Company shall not without the prior written consent of the Debenture
   Holder:

(a) pay or declare any dividend or make any other distribution or payment to any shareholder in cash or in kind or repay in whole or in part any shareholders loan;

(b) purchase or redeem any of its shares or otherwise reduce its share capital;
    or

(c) become guarantor of any obligation or become endorser with respect to any obligation or become liable upon any note or other obligation other than in the normal course of the Company's business.

3.  (1) The Company shall at all times during the continuance of the Debenture:

(a) fully and effectually maintain and keep maintained the security hereby created as a valid and effective security;

(b) forthwith pay:

     (i) all taxes, assessments, rates, duties, levies, governmental fees and dues lawfully levied, assessed or imposed upon it or its assets or undertaking when due, unless the Company shall in good faith contest its obligations so to pay and shall furnish such security as the Debenture Holder may direct, and




9985.002\loanagmt.doc

    (ii) all liens, mortgages, charges and encumbrances which rank or could in any event rank in priority to this Debenture other than those consented to in writing by the Debenture Holder;

(c) assume and pay all legal fees and disbursements on a solicitor and client basis and all other fees and disbursements relating to the creation of this Debenture, its registration in all proper offices of record and relating to any and all additional instruments and documents as may be deemed necessary by Counsel for the Debenture Holder;

(d) at its expense, execute and deliver or cause to be executed and delivered to the Debenture Holder such further and other assurances, conveyances, mortgages, assignments, transfers, requests, consents and documents as the Debenture Holder may require for the purpose of perfecting the security contemplated by this Debenture.

4. The Principal Sum, interest and other monies hereby secured, shall at the option of the Debenture Holder, become immediately payable and the security hereby constituted shall become enforceable in each and every of the following events:

(a) if the Company makes default in the observance or performance of something hereby required to be done or breaches some covenant or condition hereby required to be observed or performed, including, but not limited to, the covenants contained in paragraph I of the within Debenture;

(b) if an Order is made or a Resolution passed for the winding-up of the Company or if the motion is filed for the winding-up of the Company;

(c) if the Company becomes insolvent or makes a voluntary assignment or proposal in bankruptcy or bulk sale of its assets or if a bankruptcy petition is filed or presented against the Company or if a Receiver or Receiver Manager is appointed under any other Debenture issued by the Company;

(d) if any execution, sequestration, extent or any other process of any Court becomes enforceable against the Company or if a distress or analogous process is levied upon the property of the Company or any part thereof,

(e) if the Company is more than thirty (30) days in arrears of rent payable under any lease of real property or if the Company allows any amount outstanding from the Company to the Crown pursuant to federal or provincial statutes to remain unpaid for a period in excess of thirty (30) days;

(f) if the Company shall permit any sum which has admitted as due by it or is not disputed to be due by it and which forms or is capable of being made a charge upon any of the property subject to the charge created by this Debenture to remain unpaid for thirty (30) days after proceedings have been taken to enforce the same as such charge;

(g) if the Company ceases or threatens to cease to carry on its business or commits or threats to commit any act of bankruptcy;

(h) if the Company makes default in payment of any indebtedness or liability to the Debenture Holder, whether secured hereby or not, when due;

9985.002\loanagmt.doc

(i) if the Company carries on any business that is restricted from carrying on by its Memorandum;

(j) if the Company uses any of the funds advanced under this Debenture for any purpose other than as declared to and agreed upon by the Debenture Holder; and

(k) if the Statutory Declaration of the secretary or other officer or director of the Company delivered with this Debenture contains any material misstatement.

5. The security of this Debenture shall become enforceable if the Principal Sum and all other monies hereby secured shall not be paid when the same become due and payable in accordance with paragraph I of the within Debenture.

6. At any time after the Principal Sum and all other monies hereby secured shall become payable and remain unpaid, the Debenture Holder may appoint by writing a Receiver of the Property hereby charged and may from time to time remove any Receiver so appointed and appoint another in his stead. Any Receiver so appointed shall be an officer of the Company and shall have power:

(a) to take possession of and get in the Property hereby charged;

(b) to carry on or concur in carrying on the business of a Company;

(c) to sell or lease or concur in selling or leasing the Property hereby charged or any part or parts thereof,

(d) to make any arrangement or compromise which the Receiver shall think expedient;

(e) to borrow money for the purposes of carrying on the business of the Company or for the maintenance of the property and assets of the Company or any part or parts thereof, in such sum as will in the opinion of the Receiver, be sufficient for obtaining upon the security of such property and assets the amounts from time to time required and in doing so the Receiver may issue certificates (herein called "Receiver's Certificates") and such certificates may be payable either to order or to bearer and may be payable at such time or times as the Receiver may think expedient and shall bear interest as shall be stated therein and the amounts from time to time payable by virtue of such Receiver's Certificates shall form a charge upon the property and assets of the Company in priority to the charge of this Debenture. The fights and powers conferred by this paragraph are in supplement of and not in substitution for any rights the Debenture Holder may from time to time have as the holder of this Debenture.

The net profits of carrying on the said business and the net proceeds of the sale shall be applied by the Receiver subject to the claims or all secured and unsecured creditors (if any) ranking in priority to this Debenture:

FIRSTLY: In payment of all costs, charges and expenses of and incidental to the appointment of the Receiver and the exercise by him of all or any of the powers aforesaid including the reasonable remuneration of the Receiver and all outgoings properly payable by him together with all legal costs in respect thereof on a solicitor and client basis;



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SECONDLY:  In or toward payment to the Debenture Holder of the Principal Sum and all other monies hereby secured;

THIRDLY: In or towards payment to the Debenture Holder of all arrears of interest remaining unpaid on this Debenture;

FOURTHLY:  Any surplus shall, subject to the rights of other creditors, be paid to the Company.

The Debenture Holder shall be under no liability to the Receiver for his remuneration, costs, charges or expenses or otherwise. The term "Receiver" as used in this paragraph includes a Receiver Manager.

7. To enable the Receiver or Receiver Manager to exercise the powers granted to him by paragraph 6 of these Conditions, the Company hereby appoints the Receiver or Receiver Manager to be its attorney to carry out any sale of any or all of the mortgaged property and to affix the common seal of the Company to any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute to complete any sale of any of the mortgaged property or, alternatively, to execute the same under his own seal by conveying in the name of and on behalf of the Company and under his own seal and any deed or other instrument signed by him under his seal pursuant hereto shall have the same effect as if it were under the common seal of the Company.

8. Provided that the Company is not in default hereunder, the Company may at any time or times pay the whole or any part of the Principal Sum secured by this Debenture without notice, penalty or bonus.

9. The security hereby created is a continuing security and shall cover and secure the payments of all and every indebtedness both present and future and interest thereon and interest on overdue interest and all and every liability, present or future, direct or indirect, absolute or contingent, of the Company to the Debenture Holder and is in addition to and not in substitution for any other security or securities which the Debenture Holder now or from time to time may hold or take from the Company.

10. The Company agrees that neither the preparation, nor the execution, nor the registration of this Debenture shall bind the Debenture Holder to advance the monies hereby secured nor shall the advance of a part of the monies secured hereby bind the Debenture Holder to advance any unadvanced portion thereof but nevertheless the charge created by this Debenture shall take effect forthwith upon its execution by the Company.

11. The Debenture Holder may waive any breach by the Company of any of the provisions of this Debenture or any default by the Company in the observance or performance of any covenant or condition required to be observed or performed by the Company under the terms of this Debenture but, notwithstanding the foregoing, no act or admission of the Debenture Bolder shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

12. The Company shall assume and pay all costs, charges and expenses including solicitor's costs, charges and expenses as between solicitor and his own client which may be incurred by the Debenture Holder in respect of any proceedings taken or things done by the Debenture Holder or on its behalf in connection with this Debenture to collect, protect, realize or enforce its security hereunder,



9985.002\loanagmt.doc
whether or not any action or other judicial proceeding has been taken to enforce this Debenture; and the said costs, charges and expenses shall be added to the principal monies hereby secured and shall bear interest at the rate set forth in this Debenture or if more than one rate of interest is so set forth, at the higher or highest of the said rates of interest.

13. The expression "Debenture Holder" wherever used in this Debenture and in these Conditions shall include the Debenture Holder's successors and assigns whether immediate or derivative and any appointment or removal under paragraph 6 hereof may be made by writing, signed or sealed by any such successors or assigns; and the expression "Company" used in this Debenture shall include the successors and assigns of the Company.











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Exhibit 10e

                             CONVERTIBLE DEBENTURE

                          REDMOND CAPITAL CORPORATION

             a Company incorporated under the laws of Florida, USA under Certificate of Incorporation No. P96000075852 and having its registered office situate at 941 Fourth Street, #200, Miami Beach, FL, USA 33139

PRINCIPAL AMOUNT: US $3,000,000.00

1. For value received, REDMOND CAPITAL CORPORATION, a Florida company incorporated under Certificate of Incorporation No. P96000075852 having its registered office at 941 Fourth Street, #200, Miami Beach, FL, USA 33139, (the "Company") will pay to First Nevisian Holdings Ltd., of Henville Building, Prince Charles Street, Charleston, Nevis, West Indies (the "Debenture Holder"), on the date which is the earlier of the date on which the full amount of the Principal Sum has been converted into Common shares of the Company and the third anniversary of the date of this Debenture (the "Maturity Date"), the sum of Three Million (US $3,000,000.00) DOLLARS of lawful money of the United States (the "Principal Sum") (less such amount of the Principal Sum as has, prior to such date, been converted into Common Shares in accordance with the provisions of section 6 of this Debenture), together with interest as hereinafter provided. Interest shall accrue on all or such lesser portion of the Principal Sum as has, from time to time, not been converted into Common Shares in accordance herewith, at the rate of ten percent (10.0%) per annum, which interest shall be calculated from the date hereof and yearly, not in advance, such compounding to commence on the date which is twelve calendar months from the date of this Debenture, both before and after maturity, default and judgment, and shall be paid by the Company quarterly, in advance, with any unpaid accrued interest to be paid on the Maturity Date. (The Company will pay interest at the aforesaid rate on overdue interest and on all other amounts which may become due hereunder).

2. The Principal Sum and interest payable hereunder and hereby secured shall be payable at the place referred to in paragraph 8 hereof or at such other place as the Debenture Holder may in writing from time to time direct.

3. As security for payment of the Principal Sum and interest, and interest on overdue interest, and of all and every indebtedness, present and future, direct or indirect, absolute or contingent of the Company to the Debenture Holder and of all and every liability, present and future, direct or indirect, absolute or contingent, of the Company to the Debenture Holder and of advances and re-advances from time to time and for the performance of the obligations and the covenants of the Company herein contained, the Company hereby charges to and in favour of the Debenture Holder as and by way of a floating charge all of its property (the "Property"). The Company shall not grant any mortgage of or create any charge, lien or encumbrance on the Property subject to the charge hereby granted ranking in priority to or pari passu with this Debenture without the prior written consent of the Debenture Holder.

4. The last day of any term created by any lease or agreement therefor is hereby excepted out of the charge created by this Debenture but the Company shall stand possessed of the reversion thereby remaining in the Company upon

9985.002\1oanagmt.doc
trust for the Debenture Holder to assign and dispose thereof as the Debenture Holder shall direct.

5. This Debenture is issued subject to and with the benefit of the Conditions attached hereto, each and A of which form part of this Debenture.

6. Subject to the terms and conditions of this Debenture, the Debenture Holder and the Company shall, as hereinafter provided, have a right prior to the maturity of this Debenture, to convert the outstanding Principal Sum and Interest into fully paid common shares (the "Common Shares") in the capital stock of the Company, such shares to rank pari passu in all respects with Common Shares then outstanding, at a conversion price of Two Dollars (US $2.00) in United States of America funds per Common Share.

(a) If the Debenture Holder wishes to exercise some or all of the conversion rights as aforesaid it shall deliver to the Company at 1255 West Pender Street, Vancouver, British Columbia, V6E 2VI, notice in writing containing notice of exercise of his right to convert this Debenture specifying such part of the Principal Sum and Interest hereof to be converted, naming the person in whose name the Common Shares are to be issued. In the event that the whole of the Principal Sum and Interest is converted into Common Shares prior to the maturity of this Debenture, the Debenture Holder shall deliver the Debenture to the Company at the time of giving notice under this subparagraph. The Company may require delivery to it of a fee equivalent to any security transfer tax or transfer agent fee which may be properly required to effect the issue of Common Shares to the registered holder hereof. Upon delivery of the notice of exercise to the Company, the Company shall deliver the direction and certified cheque (if any) to the Company's principal transfer agent in Phoenix, Arizona and upon such delivery the person designated in the said notice shall be deemed for all purposes the holder of record of fully paid Common Shares in the capital stock of the Company to the number designated in such notice. Such person shall be entitled to delivery by the Company of a certificate representing such Common Shares promptly after the exercise of the right of such conversion;

(b) If any of the Common Shares to which the holder may be entitled as a result of the exercise of the rights conferred by this part of the Debenture are issued prior to the first anniversary of this Debenture, the Common Shares shall be delivered to the registered holder endorsed with an appropriate legend;

(c) In the event that any dividends are declared on any of the Common Shares issuable upon such conversion, the Company covenants to reserve an amount equal to the amount of such dividends and shall pay such dividends accordingly to the person into whose name the Common Shares are issued;

(d) If the Company shall declare and pay a stock dividend upon its Common Shares prior to the date of conversion, then there shall be reserved out of such stock dividend an appropriate number of Common Shares so that the Debenture Holder converting its Debenture into Common Shares of the Company shall receive its pro rata share of any stock dividend declared prior to the date of conversion;

(e) In the event of any subdivision or re-division or change of the shares of the Company at any time while this Debenture is outstanding into a greater or lesser number of shares, the Company shall deliver at the time of the

9985.002\loanagmt.doc
     exercise thereafter of the right of conversion by the registered holder of this Debenture such additional number of shares (or lesser) as would have resulted from such subdivision, re-division or change if the right of conversion had been exercised prior to the date of such subdivision, re-division or change;

(f) The Company covenants that so long as this Debenture shall remain outstanding and it has reserved in its treasury unissued Common Shares that it shall not alter any of the rights or restrictions attached to such Common Shares remaining held and unissued in its treasury in contemplation of the exercise of rights of conversion under this Debenture, except for the purpose of subdivision or re-division or consolidation as aforesaid;

(g) Nothing in this paragraph shall be construed as to prevent the Company from either increasing its authorized capital or issuing additional Common Shares from its treasury for its proper corporate purposes;

(h) The exercise of the rights of conversion set forth herein are subject to the consent of the regulatory authorities having jurisdiction over the issuance of the Company's securities which authorities are also empowered to fix the price at which the Debenture Holder may convert its portion of the Debenture into common stock of the Company. The terms and conditions restricting resale of any of the Common Shares so converted are those that may be imposed by the regulatory authorities having jurisdiction over the offering of the Company's securities.

7. Any notice to the Company in connection with this Debenture shall be well and sufficiently given if sent by prepaid registered mail or delivered to the Company addressed as follows:

          Redmond Capital Corporation
          1255 West Pender Street
          Vancouver, B.C., V63 2VI
          Canada

Any such notice shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following that on which it was mailed.

8. Any notice to the Debenture Holder in connection with this Debenture shall be well and sufficiently given if sent by prepaid registered mail or delivered to the Debenture Holder addressed as follows:

          First Nevisian Holdings Ltd.
          Henville Building
          Prince Charles Street
          Charleston, Nevis
          West Indies

Any such notice shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following that on which it was mailed.

9. In the event of a known interruption of postal services, any notice required or contemplated herein shall be deemed to have been delivered to the Company if delivered by hand to the registered office of the Company and to the Debenture

9985.002\1oanagmt.doc

Holder if delivered by hand to the address of the Debenture Holder set forth herein.

10. The proper law of this Debenture is the law of British Columbia, Canada

11. This Debenture may not be transferred without registration under the Securities Act of 1933 of the United States and its amendments (the "Act") and the applicable Florida state laws or, in the alternative, an opinion of US counsel stating that an exemption from such registration is available under the US federal and applicable state laws. The Debenture may not be offered for sale, pledged or hypothecated in the U.S. or to US persons in the absence of a registration statements in effect with respect to the securities under such act or an opinion of counsel satisfactory to the Company that such registration is not required. Hedging transactions involving this Debenture may not be conducted unless in compliance with the Act and the applicable Florida state laws. The shares issued would be subject to restriction on transferability and resale and may not be transferred or resold in the U.S. or to US persons except as permitted under the Act and applicable state laws pursuant to registration or exemption therefrom.

IN WITNESS WHEREOF the Company has hereunto caused its corporate seal to be affixed in the presence of its duly authorized officers in that behalf as of the 31st day of March, 2000.


THE COMMON SEAL OF                             )
REDMOND CAPITAL CORPORATION                    )
was hereunto affixed in the presence of:       )
                                               )
                                               )
/s/ A. Ross Belyea                             )                  c/s
-----------------------------------------      )
Authorized Signatory                           )
                                               )
/s/ J.D. Palmer                                )
-----------------------------------------      )
Authorized Signatory                           )
                                               )
                                               )

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                                 CONDITIONS

                        Referred to in the Debenture of
                    REDMOND CAPITAL CORPORATION (the "Company")

                 in favour of FIRST NEVISIAN HOLDINGS LTD. in the
                             amount of US $3,000,000.00
                 -------------------------------------------------

1. This Debenture is issued in accordance with the Resolutions of the Directors (and of the members as applicable) of the Company and all other matters and things have been done and performed so as to authorize and make the execution, creation and issue of this Debenture legal and valid and in accordance with the requirements of the laws relating to the Company and all other statutes and laws on that behalf.

If this Debenture is redeemed by the Company, it shall be cancelled and shall not be reissued, but:

(a) any partial payment made thereon by the Company to the Debenture Holder, or


(b) any partial conversion of the Principal Sum or Interest into Common Shares of the Company,

shall be deemed not to be a redemption or cancellation pro tanto or otherwise, and this Debenture shall be and remain valid security for any subsequent advance or re-advance by the Debenture Holder to the Company to the same extent as if the said advance or re-advance had been made on the issue of this Debenture.

2.   The Company shall not without the prior written consent of the Debenture
Holder:

(a) pay or declare any dividend or make any other distribution or payment to any shareholder in cash or in kind or repay in whole or in part any shareholders loan;

(b)  purchase or redeem any of its shares or otherwise reduce its share capital;
     or

(c) become guarantor of any obligation or become endorser with respect to any obligation or become liable upon any note or other obligation other than in the normal course of the Company's business.

3. (1) The Company shall at all times during the continuance of the Debenture:

(a) fully and effectually maintain and keep maintained the security hereby created as a valid and effective security;

(b)  forthwith pay:

      (i) all taxes, assessments, rates, duties, levies, governmental fees and dues lawfully levied, assessed or imposed upon it or its assets or undertaking when due, unless the Company shall in good faith contest its obligations so to pay and shall furnish such security as the Debenture Holder may direct, and

9985.002\1oanagmt.doc

      (ii) all liens, mortgages, charges and encumbrances which rank or could in any event rank in priority to this Debenture other than those consented to in writing by the Debenture Holder;

(c) assume and pay all legal fees and disbursements on a solicitor and client basis and all other fees and disbursements relating to the creation of this Debenture, its registration in all proper offices of record and relating to any and all additional instruments and documents as may be deemed necessary by Counsel for the Debenture Holder;

(d) at its expense, execute and deliver or cause to be executed and delivered to the Debenture Holder such further and other assurances, conveyances, mortgages, assignments, transfers, requests, consents and documents as the Debenture Holder may require for the purpose of perfecting the security contemplated by this Debenture.

4. The Principal Sum, interest and other monies hereby secured, shall at the option of the Debenture Holder, become immediately payable and the security hereby constituted shall become enforceable in each and every of the following events:

(a) if the Company makes default in the observance or performance of something hereby required to be done or breaches some covenant or condition hereby required to be observed or performed, including, but not limited to, the covenants contained in paragraph I of the within Debenture;

(b) if an Order is made or a Resolution passed for the winding-up of the Company or if the motion is filed for the winding-up of the Company;

(c) if the Company becomes insolvent or makes a voluntary assignment or proposal in bankruptcy or bulk sale of its assets or if a bankruptcy petition is filed or presented against the Company or if a Receiver or Receiver Manager is appointed under any other Debenture issued by the Company;

(d) if any execution, sequestration, extent or any other process of any Court becomes enforceable against the Company or if a distress or analogous process is levied upon the property of the Company or any part thereof;

(e) if the Company is more than thirty (30) days in arrears of rent payable under any lease of real property or if the Company allows any amount outstanding from the Company to the Crown pursuant to federal or provincial statutes to remain unpaid for a period in excess of thirty
     (30) days;

(f) if the Company shall permit any sum which has admitted as due by it or is not disputed to be due by it and which forms or is capable of being made a charge upon any of the property subject to the charge created by this Debenture to remain unpaid for thirty (30) days after proceedings have been taken to enforce the same as such charge;

(g) if the Company ceases or threatens to cease to carry on its business or commits or threats to commit any act of bankruptcy;

(h) if the Company makes default in payment of any indebtedness or liability to the Debenture Holder, whether secured hereby or not, when due;

9985.002\loanagmt.doc

(i) if the Company carries on any business that is restricted from carrying on by its Memorandum;

(j) if the Company uses any of the funds advanced under this Debenture for any purpose other than as declared to and agreed upon by the Debenture Holder; and

(k) if the Statutory Declaration of the secretary or other officer or director of the Company delivered with this Debenture contains any material misstatement.

5. The security of this Debenture shall become enforceable if the Principal Sum and all other monies hereby secured shall not be paid when the same become due and payable in accordance with paragraph I of the within Debenture.

6. At any time after the Principal Sum and all other monies hereby secured shall become payable and remain unpaid, the Debenture Holder may appoint by writing a Receiver of the Property hereby charged and may from time to time remove any Receiver so appointed and appoint another in his stead. Any Receiver so appointed shall be an officer of the Company and shall have power:

(a)  to take possession of and get in the Property hereby charged;

(b)  to carry on or concur in carrying on the business of a Company;

(c) to sell or lease or concur in selling or leasing the Property hereby charged or any part or parts thereof;

(d) to make any arrangement or compromise which the Receiver shall think expedient;

(e) to borrow money for the purposes of carrying on the business of the Company or for the maintenance of the property and assets of the Company or any part or parts thereof, in such sum as will in the opinion of the Receiver, be sufficient for obtaining upon the security of such property and assets the amounts from time to time required and in doing so the Receiver may issue certificates (herein called "Receiver's Certificates") and such certificates may be payable either to order or to bearer and may be payable at such time or times as the Receiver may think expedient and shall bear interest as shall be stated therein and the amounts from time to time payable by virtue of such Receiver's Certificates shall form a charge upon the property and assets of the Company in priority to the charge of this Debenture. The rights and powers conferred by this paragraph are in supplement of and not in substitution for any rights the Debenture Holder may from time to time have as the holder of this Debenture.

The net profits of carrying on the said business and the net proceeds of the sale shall be applied by the Receiver subject to the claims or all secured and unsecured creditors (if any) ranking in priority to this Debenture:

FIRSTLY: In payment of all costs, charges and expenses of and incidental to the appointment of the Receiver and the exercise by him of all or any of the powers aforesaid including the reasonable remuneration of the Receiver and all outgoings properly payable by him together with all legal costs in respect thereof on a solicitor and client basis;


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SECONDLY:  In or toward payment to the Debenture Holder of the Principal Sum and all other monies hereby secured;

THIRDLY: In or towards payment to the Debenture Holder of all arrears of interest remaining unpaid on this Debenture;

FOURTHLY:   Any surplus shall, subject to the rights of other creditors, be paid to the Company.

The Debenture Holder shall be under no liability to the Receiver for his remuneration, costs, charges or expenses or otherwise. The term "Receiver" as used in this paragraph includes a Receiver Manager.

7. To enable the Receiver or Receiver Manager to exercise the powers granted to him by paragraph 6 of these Conditions, the Company hereby appoints the Receiver or Receiver Manager to be its attorney to carry out any sale of any or all of the mortgaged property and to affix the common seal of the Company to any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute to complete any sale of any of the mortgaged property or, alternatively, to execute the same under his own seal by conveying in the name of and on behalf of the Company and under his own seal and any deed or other instrument signed by him under his seal pursuant hereto shall have the same effect as if it were under the common seal of the Company.

8. Provided that the Company is not in default hereunder, the Company may at any time or times pay the whole or any part of the Principal Sum secured by this Debenture without notice, penalty or bonus.

9. The security hereby created is a continuing security and shall cover and secure the payments of all and every indebtedness both present and future and interest thereon and interest on overdue interest and all and every liability, present or future, direct or indirect, absolute or contingent, of the Company to the Debenture Holder and is in addition to and not in substitution for any other security or securities which the Debenture Holder now or from time to time may hold or take from the Company.

10. The Company agrees that neither the preparation, nor the execution, nor the registration of this Debenture shall bind the Debenture Holder to advance the monies hereby secured nor shall the advance of a part of the monies secured hereby bind the Debenture Holder to advance any unadvanced portion thereof but nevertheless the charge created by this Debenture shall take effect forthwith upon its execution by the Company.

11. The Debenture Holder may waive any breach by the Company of any of the provisions of this Debenture or any default by the Company in the observance or performance of any covenant or condition required to be observed or performed by the Company under the terms of this Debenture but, notwithstanding the foregoing, no act or admission of the Debenture Bolder shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

12, The Company shall assume and pay all costs, charges and expenses including solicitor's costs, charges and expenses as between solicitor and his own client which may be incurred by the Debenture Holder in respect of any proceedings taken or things done by the Debenture Holder or on its behalf in connection with this Debenture to collect, protect, realize or enforce its security hereunder,


9985.002\1oanagmt.doc
whether or not any action or other judicial proceeding has been taken to enforce this Debenture; and the said costs, charges and expenses shall be added to the principal monies hereby secured and shall bear interest at the rate set forth in this Debenture or if more than one rate of interest is so set forth, at the higher or highest of the said rates of interest.

13. The expression "Debenture Holder" wherever used in this Debenture and in these Conditions shall include the Debenture Holder's successors and assigns whether immediate or derivative and any appointment or removal under paragraph 6 hereof may be made by writing, signed or sealed by any such successors or assigns; and the expression "Company" used in this Debenture shall include the successors and assigns of the Company.









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Exhibit 10f


                   Transfer of Rights of the Screenplay
                          The Elves & the Shoemaker
                                    (Elves)

                                     From

                                A. Ross Belyea
                                   (Belyea)

                                      To

                        Sirius Animation Incorporated
                                   (Sirius)

                               August 30, 1998

1. Transfer of Rights

A. Ross Belyea (Belyea) hereby transfers and grants to Sirius Animation Incorporated (Sirius) the exploitation and ownership to the screenplay The Elves & the Shoemaker (Elves) and acknowledge that, when produced, the short-film Elves shall be the sole and exclusive property of Sirius Animation or its nominees in perpetuity and that all results and proceeds of Belyea's services rendered under this agreement, including the Elves concept, story, copyrights, trademarks and all worldwide rights therein and extensions and renewals thereof shall constitute works commissioned by Sirius for inclusion in Elves and are hereby assigned and transferred to Sirius or its nominees in perpetuity and, except for provisions stated herein this agreement, without reservation, free of all claims by Belyea, and that Sirius shall be deemed for all purposes to be the owner of Elves.

2. Original Work

A. Ross Belyea hereby states and warrants that the Elves' screenplay is an original creation, based upon and adapted from the Grimm's Brother's fairy tale The Elves and the Shoemaker, and maintains that the work created does not infringe upon or violate any right or property of any other party and that in breach of this statement, Belyea Indemnifies all claims, liabilities, causes of action, damages and expenses Incurred by Sirius or related parties because of Belyea's breach or misrepresentation.

3. Creative Integrity and Credit

Sirius acknowledges that Belyea will retain moral rights and agrees that Elves will not be altered, adapted or revised without the written permission of Belyea and that Elves will not be exploited without associating its production with and giving credit to Belyea as the producer, screenwriter and director of Elves.

4. Creative and Decision Making Control
Sirius acknowledges and agrees that Belyea will retain creative and decision making control over the preproduction, production and post-production of Elves and commissioned to managed the pro-production, production and post-production of Elves until such a time that Elves is completed and ready for distribution and subject to budget and delivery criteria and restrictions as identified in Section 5.

5. Budget and Delivery Timeline Criteria and Restrictions

A. Ross Belyea acknowledges and agrees that in exercising creative and decision making control over the preproduction, production and post-production of Elves, in addition to any and all future production as Identified and set out in Section 6, that such control is restricted to and will be governed by pro-planned and previously agreed upon budgets and pro-determined and agreed upon timelines for delivery dates and as such Belyea's creative and decision making control will be governed by these pre-budget and delivery date stipulations and further managed by a committee made up of managers from the administrative, finance, marketing and production departments of Sirius.

6. First Right of Refusal
Sirius acknowledges and agrees that Belyea has the first right of refusal to produce. write and direct and be commissioned to manage the pre-production, production and post-production of any and all existing or planned productions with respect to any and all prequels, sequels and/or spin-off productions that derive themselves from the production of Elves, the Elf King series or a Brother's Grimm anthology.

7. Canadian Content
A. Ross Belyea hereby states that he Is a Canadian citizen and that (he Elves production, with Belyea credited as producer, writer and director, is in compliance with all known rules and regulations governing "Canadian content production" and to all known Canadian tax and sponsorship programmes, incentives, grants and/or any and all known government or private sector assistance programmes that will promote or offset the cost of the production of Elves, the Elf King series or a Brother's Grimms anthology as presented under the Canadian Content rules of the CRTC and other regulatory bodies.

Signed on this 30th day of August 1998.

                                              --------------------------------
A. Ross Belyea                                     Witnessed

Witnessed by

Exhibit 10g


                  BRI
         BRUDER RELEASING,INC.
 ----------------------------------------
             MARC D. BRUDER
               PRESIDENT

 2020 BROADWAY * SANTA MONICA, CA 90404
 TEL (510) 829-2222 - FAX (310) 829-0202
         bruder@relaypoint.net

                        WORLDWIDE DISTRIBUTION AGREEMENT

                                    Between:

                                Sirius Animation
                            1255 West Pender Street
                                  Vancouver, BC
                                      V6E 2V1
                                       CANADA
                                   (604) 647-0022

                                        and:

                               Bruder Releasing Inc.
                                   2020 Broadway
                                  Santa Monica, CA
                                        90404
                                         USA
                                   (310) 829-2222

                             WORLDWIDE DISTRIBUTION AGREEMENT

The following are the terms of the agreement made and entered into as of April 26, 2000 (The "Agreement") between Bruder Releasing Inc., 2020 Broadway, Santa Monica, CA 90404, USA ("Distributor") and Sirius Animation Inc., 1255 West Pender Street, Vancouver BC V6E 2V1 Canada ("Producer") with respect to the distribution of 26 episodes of an animated television series currently entitled The Elf King (the "Series").
------------

1.  SERVICES/GRANTS OF RIGHTS
    -------------------------

(a) Distributor hereby agrees to provide its services (the "Services") to Producer to package, advertise, market and otherwise exploit the Series in the territories (the "Territories") noted in paragraph 3, below. During the term of this Agreement and any renewal thereof, Distributor may receive instructions and directions from Producer as are necessary in order to effect the terms of this Agreement.

(b) Distributors Services shall, without limiting the generality of the foregoing include the following:

     (i) Conduct at its sole cost all marketing for the Series, including, without limiting the generality of the foregoing, sale to broadcasters, retail stores, mail order sales, wholesale, tradeshows, conventions, catalogue sales, trade periodical sales, website sales, etc.:
     (ii) Promote the Series at trade shows, speaking engagements, seminars, etc.

(c) The parties acknowledge and agree that Producer shall have the concurrent right to advertise, market and otherwise exploit the Series via the internet throughout the world. In such event, the revenue participation between Producer and Distributor shall be in accordance with the provisions of paragraph 7, below.

(d)  Distributor hereby acknowledges and agrees that. subject to paragraph 1
     (c), above, Producer is granting to it an exclusive license to market, advertise and otherwise exploit the Series in all media throughout the Territories during the Term hereof. All rights, title and interest in and to the Series or any Episode thereof, including copyright shall remain the sole and exclusive property of Producer.

(e) Distributor shall not change the title of the Series or any Series or and episodes thereof or otherwise edit, tamper with or alter the fine cut of the Series as per the relevant Master.

(f) Producer shall have prior written approval, which approval shall not be unreasonably withheld, of all packaging for the Series, artwork, sell sheets, etc. prepared by or on behalf of Distributor under this Agreement.

2.  TERM
    ----

(a) The term of this Agreement shall commence upon execution and continue for an initial period of three (3) years from the date hereof. The Term of this Agreement may be extended in writing, by mutual agreement of the parties.

(b)  Time is and shall be of the essence in this Agreement.

3.  TERRITORY
    ---------

(a) Distributor shall provide the Services in connection with the distribution of the Series during the Term throughout the entire universe, excluding Canada (the "Territories"). A list of the Territories"). A list of the Territories is attached hereto and marked as Schedule "A".

4.  RIGHTS
    ------

(a) The Services provided by Distributor under this Agreement, subject to paragraph 1(c), above, shall apply to all rights in all media now known or hereafter devised, including and without limitation to, Theatrical, NON-Theatrical, Video-Cassette, Video-Disc and other Compact and Video Devices, Basic and Pay Cable, Pay Per View, Network and Syndication Television, and Satellite Transmission.

5.  RIGHTS RESERVED
    ---------------

(a) Producer herby reserves onto itself the sole and exclusive right, license and privilege to, without limitation, exercise all literary publishing rights, merchandising, ancillary and spin-off rights, remake rights, prequel rights, and sequel rights and motion picture rights concerning the Series.

6.  DELIVERABLES
    ------------

(a) At the discretion of the Producer shall make available to Distributor, the below listed materials to be used in the delivery of the Series:
                                                          ----------

     (i) 525 NTSC "C" Standard One Inch, D2 or Beta Cam SP Video Tape Master of the Completed, Final Broadcast Version of the Series and Trailer with English Mix on Channel 1, Music and Effects only on Channel 2, and Timecode on Channel 3. The Video Tape Master must be Panned and Scanned to bring the Series into the Televisions Safe Area. Producer shall grant Distributor permission to place BRI logo on head of feature(s) upon Programming duplication;

     (ii) No fewer than 20 VHS NTSC Screening Cassettes and no fewer than 50 Color Flyers and/or Video Sleeves to promote the Series in the Territories. ALL SCREENING, CASSETTES MUST INCLUDE WINDOW BURN.
                         -------------------------------------------------

     (iii)  Complete set of 20 Original 35mm color Transparencies/Chromes;

     (iv) Set of Publicity Material to include the Synopsis, Biographies and Credits of Producer, Set of Chain of Title Documents including the Copyright Registration Certificate Director and Major Cast;

     (vi) Rating Certificate from the Motion Picture Association of America (if required by Programmer/Distributor);

     (vii) Textless Key Mechanical Artwork of Poster (if required by Programmer /Distributor);

     (viii) Music Cue Sheet setting forth: the Title of the Musical Compositions and Sound Recordings; if applicable; the Names of the Composers and their Performing Rights Affiliation; the Names of the Recording Artists; the Nature, Extent and Exact Timing of the uses made of each Musical Composition and Sound Recording; and the Name and Address of the Publisher and Company which controls the Sound Recording (if required by Programmer/Distributor);

     (ix) Copy of the combined Dialogue, Continuity, Music and Effects Script of the Series (If required by Programmer/Distributor);

     (x) Set of Chain of Title Documents including the Copyright Registration Certificate (If required by Programmer/Distributor);

(b) As sales are secured the Distributor will provide Producer with written sales estimates and/or projections of the exploitation potential of the Series in each of the Territories.

(c)  On or before       2000, Distributor shall deliver to Producer one copy of
     all final versions of promotional materials, packaging for the Series, sell sheets and any other material that it will use in the marketing, advertising and exploitation of the Series.

7.  COMMISSIONS
    -----------

(a) Distributor shall receive an amount equal to twenty percent (20%) of all Gross Receipts, as defined herein, derived from sales in the Territories under the terms of this Agreement (the "Commission"). Without limiting any of Distributors rights hereunder, Distributor shall be entitled to a Commission for sales, if any, initially negotiated within the Term, including sales concluded and receipts procured by Producer or Distributor or through any third person or other business, and regardless whether the term of any such sale shall be effective during or after the Term. Distributor shall have the right to collect earned Commissions and recoup Distribution Expenses, defined in paragraph 8(a), below, not yet paid to Distributor after the expiration of the Term. "Gross Receipts", as used in this Agreement, shall mean all monies or consideration of any kind or character, without deductions of any kind, actually received by or credited to Distributor from the exploitation of the Series hereunder, including royalty receipts.

8.  DISTRIBUTION EXPENSES
    ---------------------

(a) Distributor shall not incur any out of pocket expense or other costs incurred by it under the terms of this Agreement without the prior written approval of Producer, such approval not to be unreasonably withheld. Such costs may include manufacture of any delivery requirements, cassette duplication, marketing, shipping and other reimbursable costs (the "Distribution Expenses").

(b) Under no circumstances shall Distribution Expense exceed or be in addition to the Commission payable to Distributor under paragraph 9(a), above. For greater clarity, Distribution Expenses, if any, shall form part of and be payable out of Distributor's Commission. Distributor acknowledges and agrees that Producer shall not be liable in any manner whatsoever to the Distributor or any third party or sub-contractor (as defined in paragraph 10(b), below) of Distributor for Distribution Expenses, if any, that exceed Distributor's Commission.

(c) Producer shall invoice Distributor, Net 30 days payable, for all material and material costs in fulfilling Title to Programmers/Broadcaster (as defined below) in the relevant Territory, provided that the expenses agree recoupable from said Programmer/Broadcaster. "Programmer/Broadcaster" shall be defined as any broadcast media entity in the relevant Territory,

9.  GROSS RECEIPTS, NET RECEIPTS
    ----------------------------

(a) Gross Receipts shall be disbursed in the following order of priority, within fifteen (15) business days of Distributor's receipt of same:

    (i) First, Distributor shall receive the Commission and shall recoup all approved Distribution Expenses;
    (ii) Second, Producer shall receive the remainder of all Gross Receipts ("Net Receipts").

10. SCOPE OF AGENCY
    ---------------

(a) All sales agreements, approved by Producer in writing, shall be prepared and executed by Distributor as agent for Producer during the Term. Distributor shall collect all sales and license fees and deposit same in Distributor's bank account.

(b) In the event that Distributor retains any sub-agent or sub-contractor, (the "Sub-Contractor") in order to assist Distributor in providing the Services under this Agreement, Distributor shall first advise Producer in writing of the name of such Sub-Contractor and the Territory(ies) in which such Sub-Contractor shall be rendering services on behalf of Distributor.

11. AUDIT/FINANCIAL RECORDS
    -----------------------

(a) Distributor shall keep complete and accurate accounting books and records regarding its marketing, advertising, distribution and commercial exploitation of the Series.

(b) Distributor shall provide a statement to Producer showing in reasonable detail, all Gross Receipts, Distribution Expenses, Net Receipts or other allowable deductions, if any, in connection with such marketing, advertising, distribution and commercial exploitation of the Series. Such statement shall be on a deal by deal basis and the statement shall be issued no later than ten (10) days after receipt of monies and payment of Net Receipts due to Producer thereunder, if any, shall accompany the statement.

(c) Producer shall have the right, upon fifteen (15) day's prior written notice to Distributor and at Producer's won expense, to have a qualified
     Canadian Chartered Accountant and/or COPA audit the books, records and contracts of Distributor [and its affiliates and associates] but only with respect to the Series. This audit is limited to taking place at Distributor's place of business, during reasonable business hours, a maximum of once per quarter and of no longer tan two (2) business days' duration.

12. DELIVERY OF SERIES
    ------------------

(a) Producer hereby warrants that it has access to the delivery elements of the Series, as set forth in Paragraph 6(a). Producer alone shall be responsible for satisfying all delivery requirements requested by each Programmer/Distributor. Notwithstanding the foregoing, in the event Producer does not supply any of the items to Programmer/Distributor in a timely fashion, Distributor shall be authorized to complete such delivery and recoup all costs incurred plus a servicing fee.

13. PRODUCER'S WARRANTIES
    ---------------------

(a) Producer hereby covenants, represents and warrants that it is the sole legal owner of the Series with its underlying and constituent elements, free and clear of all encumbrances with full right and title to enter this Agreement, and the Producer has obtained necessary clearance in order to grant the free and unhindered distribution rights in all media as contemplated hereby and will provide Distributor with any and all documents evidencing such to Distributor.

(b) Producer hereby agrees and acknowledges that Distributor shall have no liability whatsoever to any of the artists or other third parties performing services in connection with the Series or soundtrack, and Distributor shall not be responsible for any of the Producer's obligations with regard to third parties; all residuals, royalties, deferments and any other payments to third parties shall remain the sole responsibility of the Producer.

(c) Without limiting the generality of the foregoing, Producer covenants, represents and warrants that it has obtained all necessary music clearance so that the Series and may be exploited in all media throughout the Territories without need for payment of mechanical royalties.

14. INDEMNIFICATION
    ---------------

(a) Distributor and Producer will, at their own expense, indemnify, save and hold each other harmless, and their respective successors, distributors, assigns, and employees, from and against any and all liability, loss, damage, cost and expense (including without limitation, reasonable attorney's fees) incurred or sustained by any such indemnitee by reason of, or resulting from, any breach or alleged breach, or claim by a third party with respect to any warranties, representations or agreements herein made by each other, or any reliance by and such indemnitee upon any such warranty, representation or agreement.

(b) The indemnifying party ("Indemnitor") shall undertake, at its own cost and expense the prompt and complete legal defense against such action or claim. The indemnified party ("Indemnitee") shall have the right, at its option, to participate, at its own expense and by its own attorneys, in the defense of any claim. If Indemnitor does not assume the defense of any such claim or litigation, any settlement thereof by Indemnitee shall be subject to Indemnitor's prior approval, which approval Indemnitor shall not unreasonably withhold.

15. NO INJUCTION
    ------------

(a) Distributor acknowledges and agrees that if at any time Producer or its assignees or licensees are alleged to be in breach or default of any provision of this Agreement, Distributor's sole remedy with respect to such breach or default shall be limited to a claim for money damages in an action at law and neither Distributor, nor any party claiming in its place, shall be entitled to rescind or terminate this Agreement or to apply for, obtain or enforce any injunctive, equitable, or other relief of any nature whatsoever which would in any manner prohibit, prevent, restrict, impede, delay or otherwise interfere with the complete and unfettered exercise by Producer and its assignees and licensees of all rights and licenses granted herein, including the production, distribution, advertising and general exploitation of the Series and all elements and rights therein.

16. CONFIDENTIALITY
    ---------------

(a)  Distributor shall:
     -----------------

    (i) protect and maintain the confidentiality of all information, materials and/or data which Producer designates, either orally or in writing to be of a confidential or proprietary nature or which Producer has reason to believe should be treated as such, but excluding any information in the public domain ("Confidential Information");

    (ii) not disclose the Confidential Information to any other party than to customers or potential customers of Producer on a need-to-know basis in order for Distributor to perform the Services or unless the prior written permission is received from Producer:

    (iii) not use the Confidential Information for any purpose other than to perform the Services" and

    (iv) take all necessary precautions to restrict access to the Confidential Information in accordance with policy established by Producer.

17. SUSPENSION/TERMINATION
    ----------------------

(a) Upon thirty (30) day's written notice to either party, the terminating party may suspend the services rendered under this Agreement or terminate this Agreement or any portion thereof for its convenience, without obligation or liability of any nature, except to pay the non-terminating party the monies due to it up to and including the effective date of termination and to pay any Commission, Distribution Expenses or Net Receipts that became due and payable after the date of termination as a result of contracts or obligations there were entered into prior to the date of termination. In all other respects, no monies shall be payable to either party for services commenced or completed or materials provided after the date of termination, or for any loss of anticipated profits.

(b) In the event that a party is alleged to be in breach of any of the provisions of this Agreement, the non-defaulting party shall immediately provide the defaulting party with written notice setting out the particulars of such breach. The defaulting party shall then have fifteen
     (15) days from the date of receipt of such notice during which to cure such breach, failing which the non-defaulting may suspend or terminate this Agreement in accordance with the provisions of paragraph 17(a), above.

(c) Immediately upon the termination of this Agreement, the non-terminating party shall return to the terminating party all Confidential Information, customer lists, equipment, documents, specifications, business documents, computer software lists, records, files (electronic or otherwise) and all other material received by the non-terminating party in relation to this Agreement, the non-terminating party's business or its Confidential Information, including all copies of such materials.

18. GENERAL PROVISIONS
    ------------------

(a) Arbitration. Disputes and all matters of interpretation concerning this agreement shall be referred for a final and binding determination to a single arbitrator appointment pursuant to and governed by the provisions of the Commercial Arbitration Act (B.C.). Costs of any such arbitration shall be borne and paid forthwith by the unsuccessful party or, in the event of mixed of partial success, in the manner determined by the arbitrator.

(b) No Authority. Distributor shall not have, nor represent that it has, any power or authority to enter into any agreement, to make representations or to incur any debt or liability on behalf of or in the name of Producer, unless the prior written consent of Producer has been obtained;

(c) Notices. All notices, statements of account, remittances and other correspondence and documents required or desired to be delivered or served pursuant to this agreement (herein referred to collectively as the "Notice") may be delivered and served by personal delivery, telecopier or by prepaid, first-class mail addressed to the intended recipient party at its respective addresses written below, or such other address as may have been designated in accordance with the provisions of this paragraph. A Notice so given shall be deemed to have been received, if delivered when delivered, and if given by telecopier, on the date transmitted by the sender, and if deposited for mailing at any government post office within the United States or Canada, on the seventh (7th) business day following the date of postmark thereon; provided that if at the time of mailing or at any time prior to the actual receipt of the Notice by the addressee, there is any actual or threatened labour disruption, civil insurrection or act of God affecting the transport or delivery of mail at the location of mailing, the location of intended delivery or any location through which mail would ordinarily travel between those two locations, or if the Notice is mailed from outside Canada, or if the Notice does not bear a Canada Post postmark, a Notice delivered by mail shall be deemed not to have been received until actually received by the addressee.

     If to Producer:

     1255 West Pender Street
     Vancouver BC
     V6E 2V1
     Fax: 604 638-1642

     Attention: A. Ross Belyea, Producer, Director

     c.c.

     Roberts & Stahl
     Barristers and Solicitors
     500 - 220 Cambie Street
     Vancouver BC
     V6B 2M9
     Fax: 604 684-6377

     Attention: Jeffery E. Wittmann

     If to Distributor:

     2020 Broadway
     Santa Monica, CA
     90404
     Fax: 310-829-0202

     Attention: Marc D. Bruder

(d) No Partnership. Nothing in this agreement is intended or will be construed as creating a relationship of joint venture, partnership or employment between the parties hereto and each of the parties specifically acknowledges and agrees that their relationship is and shall be soley as independent contractors.

(e) Assignment. Neither party may at any time assign, licence or transfer all or any of its rights, licences, privileges and property hereunder, in whole or in part, to any other person, firm or corporation.

(f) Severance. If any provision of this agreement, or part thereof, is held by a court of competent jurisdiction to be void or unenforceable, it shall be deemed to have been severed from this agreement and the remainder of the provisions of this agreement shall continue in full force and effect to the extent permitted by law.

(g) Law and Service of Documents. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each of the parties hereby irrevocably attorns to the jurisdiction of the Courts of the Province of British Columbia.

(h) Enurement. This agreement and each of the provisions hereof shall enure to the benefit of and be binding upon the parties hereto and their respective successors, administrators and assigns.

(i) Entire Agreement. This document contains the entire agreement between the parties with respect to Distributors Services and supersedes all previous discussions, understandings and agreements between the parties. There are no additional or collateral representations, warranties, terms, conditions, expectations or agreements between the parties regarding the subject matter hereof, except those expressly set forth herein. No amendment or modifications of this Agreement shall become effective unless and until reduced to writing and duly executed by the parties hereto. This Agreement may be signed by facsimile and in counterparts.

IN WITNESS WHEREOF, the Parties have signed this Agreement effective as of the
------------------
date above written.

AGREED TO AND ACCEPTED BY:
-------------------------

/s/ Marc A. Bruder                                   Date  May 9, 2000
-------------------------------------                     ----------------------
By: Marc D. Bruder, President
For: Bruder Releasing, Inc. (DISTRIBUTOR)

/a/ M. Cahill                                        Date May 9, 2000
-------------------------------------                     ----------------------
Witness

/s/ A. Ross Belyea                                   Date May 9, 2000
-------------------------------------                     ----------------------
By: A. Ross Belyea
For: Sirius Animation Inc. (PRODUCER)

/s/ (signed/                                         Date May 9, 2000
-------------------------------------                     ----------------------
Witness

Exhibit 21

                         Subsidiaries of the Registrant


Minex S.A., incorporated on September 30, 1997 under the laws of the Country of Argentina.

Moxy Resources, Inc., incorporated on July 22, 1999 under the laws of the State of Nevada.

Sirius Animation Inc., incorporated on October 22, 1998 under the laws of the Province of British Columbia.

Exhibit 23


                      CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Registration Statement on Form 10-SB, including any amendments thereto, of our report dated April 25, 2000, relating to the financial statements of Redmond Capital Corp., appearing in such registration statement.


                                                    /s/ CLANCY AND CO., P.L.L.C.
                                                    Phoenix, Arizona
                                                    July 28, 2000